UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      vForm 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release
AngloGold Ashanti Report for the quarter and year ended
31 December 2012

Quarter 4 2012
Report
for the quarter and year ended 31 December 2012
Group results for the year….
·
Gold production of 3.944Moz (estimated at 4.1Moz without the fourth quarter strike impact).
·
Total cash costs of $862/oz (estimated at $829/oz without the fourth quarter strike impact).
·
Adjusted headline earnings of $924bn (about $1.13bn without strike impact).
·
EBITDA of $2.4bn (about $2.7bn without strike impact), compared to $3.01bn in 2011.
·
Resources increased 10.6Moz to 241.5Moz reflecting exploration success at La Colosa and Tropicana.
·
Quarterly dividend of 50 South African cents per share (6 US cents per share). Full year dividend of 300 SA cents per share.
·
Capital projects remain on schedule; Tropicana and Kibali first production of gold is expected before 2013 year-end.
·
All Injury Frequency Rate (AIFR) the lowest on record at 7.72 per million hours worked.
·
Refinancing risk eliminated by obtaining US$750m term facility.
For the fourth quarter
·
Total cash costs $1,009/oz (estimated at $852/oz without strike impact).
·
Adjusted headline earnings of $7m (estimated at $215m without strike impact).
·   Net debt increased to $2.06bn at the end of December, from $1.57bn at the end of the previous quarter due to project capital and strike impact.
·
Standard & Poor’s affirmed the investment grade rating on the company’s publicly traded debt.
·
Smooth build-up of South Africa operations after Christmas break.
Quarter
Year
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
US dollar / Imperial
Operating review
Gold
Produced
- oz (000)
859
1,030
1,114
3,944
4,331
Price received
1

$/oz
1,718
1,648
1,684
1,664
1,576
Total cash costs
- $/oz
1,009
866
762
862
728
Total production costs
- $/oz
1,259
1,081
1,065
1,078
950
Financial review
Adjusted gross profit
2

$m
369
573
682
2,292
2,624
Gross profit
- $m
394
512
682
2,256
2,623
(Loss) profit attributable to equity shareholders
- $m
(188)
168
385
830
1,552
- cents/share
(49)
43
100
215
402
Headline earnings
- $m
109
178
289
1,145
1,484
- cents/share
28
46
75
296
384
Adjusted headline earnings
3

$m                                    7
235
295
924
1,297
- cents/share
2
61
76
239
336
Cash flow from operating activities
- $m
454
304
644
1,802
2,655
Capital expenditure
- $m
804
545
525
2,154
1,527
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
·   Gold production of 859,000oz (estimated at 1,061Moz without the fourth quarter strike impact).

Operations
at a glance
for the quarter ended 31 December 2012
oz (000)
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$/oz
Year-on-year
% Variance
2
Qtr on Qtr
% Variance
3
$m
Year-on-year
$m Variance
2
Qtr on Qtr
$m Variance
3
SOUTH AFRICA
171
(57) (54)
1,166
68 37
92
(228) (116)
Great Noligwa
14
(30) (52)
1,369
7 31
4
1 (7)
Kopanang
26
(61) (46)
970
27 (12)
13
(34) (2)
Moab Khotsong
23
(56) (50)
1,359
65 32
6
(20) -
Mponeng
48
(65) (62)
934
80 50
34
(111) (74)
Savuka
5
(62) (50)
1,734
114 69
(6)
(16) (10)
TauTona
22
(69) (63)
1,307
89 54
(1)
(55) (32)
First Uranium SA
4
14
- -
1,191
- 33
32
32 30
Surface Operations
20
(46) (50)
1,312
84 54
10
(25) (21)
CONTINENTAL AFRICA
376
(10) 5
1,070
34 17
124
(83) (73)
Ghana
Iduapriem
44
(12) (2)
1,052
9 -
20
- -
Obuasi
76
(6) 27
1,519
70 30
(51)
(32) (65)
Guinea
Siguiri - Attr. 85%
64
3 7
1,014
(3) 3
24
(1) (8)
Mali
Morila - Attr. 40%
5
20
(29) 11
714
(7) (8)
20
(3) 5
Sadiola - Attr. 41%
5
27
(4) 4
1,211
19 26
17
(1) 2
Yatela - Attr. 40%
5
10
43 43
1,581
(17) (12)
(1)
2 -
Namibia
Navachab
18
(5) 20
1,003
8 (4)
8
(1) 4
Tanzania
Geita
118
(18) (7)
825
70 21
83
(45) (13)
Non-controlling interests,
exploration and other
4
(2) -
AUSTRALASIA
55
(13) (14)
1,462
(1) 56
-
9 (36)
Australia
Sunrise Dam
55
(13) (14)
1,309
(6) 47
9
11 (31)
Exploration and other
(9)
(3) (6)
AMERICAS
258
10 9
720
18 (10)
171
(15) 17
Argentina
Cerro Vanguardia - Attr. 92.50%
55
8 (2)
829
44 7
32
2 (12)
Brazil
AngloGold Ashanti Mineração
112
23 23
672
13 (20)
66
(2) 29
Serra Grande
6
37
76 23
755
21 (11)
30
16 12
United States of America
Cripple Creek & Victor
53
(25) (12)
668
4 (8)
43
(17) (9)
Non-controlling interests,
exploration and other
1
(14) (2)
OTHER
17
1 11
Sub-total
859
(23) (17)
1,009
32 17
404
(316) (197)
Equity accounted investments included above
(35)
3 (7)
AngloGold Ashanti
369
(313)
(204)
1
Refer to note B "Non GAAP disclosure" for definition
2
Variance December 2012 quarter on December 2011 quarter - increase (decrease).
3
Variance December 2012 quarter on September 2012 quarter - increase (decrease).
4
Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.
5
Equity accounted joint ventures.
6
Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1

Financial and Operating Report
OVERVIEW FOR THE YEAR AND QUARTER
FINANCIAL AND CORPORATE REVIEW
Full-year adjusted headline earnings (AHE) was $924m, or 239 US cents per share, compared with $1.30bn, or 336 US cents per share in 2011. The weaker performance in earnings and cash flow largely reflects challenges at the South Africa operations through the course of the year, including several safety-related stoppages in the first half and the unprotected strike action in the second half. Furthermore, AHE also reflects higher cash costs associated with inflation. If one were to exclude the impact of the SA strike only, adjusted headline earnings, on a pro-forma basis, would have been $1.13bn, or 294 US cents per share.
For 2012, the company’s returns on net capital employed and equity was 14% and 18%, respectively. If adjusted for the strikes, it is estimated that ROCE would have been around 16% while ROE would have been around 20%.
Net profit attributable to equity shareholders for the full year was $830m, compared to $1.55bn in 2011. Cash flow generated from operating activities declined 32% to $1.8bn, while total capital expenditure was $2.15bn, compared with guidance at the beginning of the year of –around $2.3bn, reflecting capital rationalisation implemented during the fourth quarter.
Production in 2012 was 3.94Moz at a total cash cost of $862/oz, compared to 4.33Moz at $728/oz the previous year. The Group’s total cash costs for 2012 were $862/oz and notional cash expenditure (including sustaining capital) was $1,115/oz, and $1,390/oz (if one were to include all project capital expenditure and new investment/projects). The strikes in South Africa impacted group total costs by $33/oz for the year.
AngloGold Ashanti said in November it would review corporate costs and some expansion projects; focus on higher quality production from its underground mines; sell some non-core assets; and progress its Kibali,
Tropicana and Cripple Creek & Victor growth projects to production.
A corporate cost review conducted in conjunction with Deloitte, is well advanced. A team of senior operational and financial management personnel is also conducting a thorough review of all operations to extract operational efficiencies from all sites. In addition, exploration spending across the group has been rationalised, some assets deemed to be non-core are being considered for sale and capital expenditure has been prioritised.
Net debt level as at 31 December 2012 was in line with our guidance at $2.06bn, compared with $610m at the start of the year. The principal three factors that accounted for the increase in net debt level were:
• Project capital of $1.1bn, of which 80% was spent on Tropicana, Kibali, CC&V and Mponeng.
• Acquisitions of Serra Grande and Mine Waste Solutions paid for with $555m in cash.
•
Lost earnings of $208m as a consequence of the unprotected strike action in South Africa. As a result of the protracted unprotected strike at our South African mines during the fourth quarter, we raised R1bn under a Domestic Medium Term Note Programme in South Africa. Of this debt, R700m matures in
January 2014 whilst the balance of R300m matures in April 2013, but can be rolled over in the local bond markets.
AngloGold Ashanti Limited has entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks has agreed to make available $750,000,000 to AngloGold Ashanti Holdings. In the event
AngloGold Ashanti chooses to draw on the loan, the proceeds are to be applied towards the repayment of the $732,500,000, 3.5% convertible bonds due in May 2014. This prudent, pre-emptive move addresses any refinancing concerns that may arise over the next few months around the 2014 convertible bond falling due for repayment.
In September 2010 the Group issued $789m worth of Mandatory Convertible Bonds that are due for conversion into equity in September 2013. When this conversion occurs in the third quarter, at current share prices, 18.14m shares will be issued as a consideration for the bonds converting into equity. The total shares in issue (including E-Ordinary shares) at that point will increase to 403m shares from the current
385m shares and the 6.0% interest coupon on this bond will cease to be paid.

Resources

increased to 241.5Moz in 2012, from 230.9Moz the previous year, reflecting an increase of
14.4Moz from exploration (10.6Moz from La Colosa) and modelling. Reserves
2
at year-end 2012 were
74.1Moz, down from 75.6Moz, reflecting changes in economic assumptions and offset by the acquisitions of the remaining 50% of Serra Grande and Mine Waste Solutions.
With effect from 1 January 2013, AngloGold Ashanti will be adopting IFRIC 20 in relation to capitalisation of qualified deferred stripping costs and amortising the same with adequate componentisation. IFRIC 20 provides for a transition adjustment in respect of certain brought forward balances and such balances will be written off against reserves.
“We’ve moved decisively to ensure that we continue a strong recovery from a difficult end to last year,” Joint Interim Chief Executive Officer Tony O’Neill said.
“We’re creating a leaner business and placing an absolute focus on costs, capital efficiency and driving returns to shareholders,” Joint Interim Chief Executive Officer Srinivasan Venkatakrishnan
said. “We have also been proactive and obtained a Term Facility to backstop, if required the convertible bond maturing in May 2014 to remove refinancing risk.”
FOURTH QUARTER REVIEW
A strong performance in the Americas Region was offset, in particular, by the strike at the group’s South
African mines and underperformance at Obuasi, in Ghana, mentioned as a major milestone below. Despite challenges faced in South Africa, Standard & Poor’s affirmed the investment grade rating, albeit with a negative outlook, on AngloGold Ashanti’s publicly traded debt following an extensive review. Major milestones were reached outside of South Africa, most notably the termination of the underground development contract with Mining and Building Contractors Limited, in Ghana, where sub-par development performance has been identified as a key constraint to the mine’s performance in recent years. At Tropicana,
1.0Moz was added to the resource and the group achieved the lowest quarterly All Injury Frequency Rate
(AIFR) on record for the organisation at 6.17 per million hours worked.
Fourth-quarter AHE was $7m, or 2 US cents a share, compared to $295m, or 76 US cents a share in the fourth quarter of 2011. AHE was affected by the lower volumes and higher cash costs during the quarter, reflecting the impact of the strike in South Africa which eroded $208m of earnings and the change-over of the mine development contractor at Obuasi that had a negative impact of $44m. In addition, specific non-
cash asset abandonment and de-recognition accounting charges following a reassessment of useful lives of certain mine development assets of $248m after taxation were booked against net profits. These relate primarily to Obuasi and to a lesser extent Great Noligwa, Kopanang and Siguiri. Cash flow generated from operating activities was $454m during the fourth quarter compared with $644m a year earlier. Free cash flow was negative during the fourth quarter at $447m, due largely to the impact of the South African strike and the higher capital expenditure profile of $804m.
DIVIDEND
The Board has declared a dividend of 50 South African cents per share (approximately 6 US cents per share) for the fourth quarter in line with previous guidance taking the full year’s dividend to 300 South African cents per share.
SAFETY
Tragically, four fatal incidents were reported during the quarter - two in the South Africa Region and two in the Continental Africa Region.
Much still needs to be done to reach the goal of eliminating injuries from the workplace. To this end, specific training programmes were developed to prevent repeat safety incidents, focusing on safety and incident investigation skills, improving identification and control of hazards to more effectively manage risk; and
improving safety leadership behaviour. Incident investigation learning interventions were implemented throughout the group, covering about 500 people. About 400 employees have undergone formal evaluation and are now capable of leading investigations, while 100 are competent to facilitate incident investigations.
1
Mineral Resources have been estimated at a gold price of US$2,000/oz (2011: US$1,600/oz).

Ore Reserves have been calculated using a gold price of US$1,300/oz (2011: US$1,100/oz).

The group’s ongoing focus on safety, through various programmes and initiatives, helped lower the AIFR to
7.72 per million hours worked, the lowest on record for the company and 21% better than the previous year, which reflected double digit improvements from all regions against 2011 year-end performance. The
December quarter end had the lowest quarterly AIFR on record for the organisation at 6.17 per million hours worked.
OPERATING REVIEW
Gold production for the three months to 31 December 2012 was 859,000oz at a total cash cost of $1,009/oz, compared to 1,114,000oz at a total cash cost of $762/oz for the same period last year. Output and costs in the fourth quarter was affected primarily by labour unrest in South Africa. The Americas Region recorded solid production results with a strong contribution from Brazil. The pro-forma total cash costs without the strike impact would have been $852/oz, some $14/oz lower than the third quarter’s cash costs of $866/oz.
The South African operations produced 171,000oz at a total unit cash cost of $1,166/oz in the three months to 31 December 2012, compared with 398,000oz at a total cash cost of $696/oz in the same period last year.
Production for the year was 1,212,000oz at a total cash cost of $873/oz, compared to production of
1,624,000oz at a total cash cost of $694/oz in 2011.
The unprotected strike, during which all South African operations were at a standstill for over a month, severely hampered gold output across all operations and had a commensurate impact on costs. The unprotected work stoppage by more than 30,000 people was resolved with, among other things, mutually agreed job-grading improvements which raised the minimum wage and made other adjustments for other categories of employees. No wages were paid to striking workers for the period, though fixed costs were incurred, as were salaries for non-striking employees. The strike ended across all operations on 26 October though TauTona was again disrupted by a short underground sit-in on 1 November, as a result of which the company allowed the early repayments of a safety incentive in order to ensure the safe restart of the mine.
Mponeng was also halted by management, between 6 November and 14 November following two underground sit-ins and vandalism to a building at surface. Work resumed after a code of conduct was agreed by management, employees and representatives of organised labour unions.
AngloGold Ashanti’s management has continued to engage with its employees directly, and through their labour unions, in order to ensure a constructive dialogue is maintained ahead of this year’s bi-annual wage talks. This includes the Association of Mineworkers and Construction Union, a new labour union, which has established itself in the gold sector.
The South African mines’ quarterly performance was also adversely affected by a range of factors including safety-related disruptions, seismic activity in the West Wits Region, geological limitations coupled with lower mining grades in the Vaal River district and continued cost pressures that exceeded headline inflation.
At the West Wits operations, Mponeng’s fourth-quarter production decreased 65% year-on-year to 48,000oz due to the labour unrest followed by a one week temporary suspension of operations due to safety concerns.
Total cash costs rose 80% to $934/oz year-on-year as a result of the lower gold output. At the adjacent
TauTona mine, fourth-quarter output decreased 69% year-on-year to 22,000oz, mainly as a result of the strike and a safety stoppage during the ramp up period. Total cash costs increased by 89% year-on-year to
$1,307/oz.
The Vaal River operations, particularly Moab Khotsong, were severely impacted by the industrial strike action and mining flexibility constraints. This led to the fourth-quarter gold production at Moab Khotsong deteriorating by 56% to 23,000oz year-on-year. The mine also experienced a 24% decline in grade.
Total cash cost increased by 65% year-on-year to $1,359/oz. Great Noligwa’s fourth-quarter output fell 30%
year-on-year to 14,000oz as a result of the strike, face length constraints and declining yields, while total cash costs rose 7% year-on-year to $1,369/oz. Kopanang, adversely affected by mining flexibility impediments and lower mining grades, experienced a 61% year-on-year decline in production to 26,000oz while total cash costs rose by 27% year-on-year to $970/oz. Additional uranium sales during the quarter alleviated the impact of the gold shortfall on costs.
Surface operations experienced a 46% year-on-year decline in production to 20,000oz as a result of the strike and lower yields. Total cash costs escalated by 84% year-on-year to $1,312/oz due to inflationary pressure on reagents and increased expenditure related to dust-control initiatives to improve environmental conditions. First Uranium, acquired in the third quarter of 2012, produced 14,000oz at a total cash cost of
$1,191/oz in the three months to 31 December 2012. Since the acquisition of First Uranium, AngloGold
Ashanti’s operating protocols, including Project ONE methodologies and principles, have begun to be implemented at First Uranium to improve efficiencies and regulatory compliance.

The Continental Africa Region produced 376,000oz at a total cash cost of $1,070/oz in the fourth quarter, compared to 419,000oz at a total cash cost of $799/oz in the same period last year. Production for the year ended 31 December 2012 was 1,521,000oz at a total cash cost of $905/oz compared to production of
1,570,000oz at a total cash cost of $765/oz in 2011.
In Ghana, Iduapriem’s fourth quarter production declined year-on-year by 12% to 44,000oz as a result of lower tonnage throughput, as well as a decrease in recovered grade. Total cash costs were maintained at
$1,052/oz. Obuasi’s fourth quarter production was 6% lower when compared to the same period last year at
76,000oz due to lower grades, equipment availability and late stope preparation, all of which took place during a quarter in which the development contract was terminated. Total cash costs, which included some once-off items, increased to $1,519/oz. AngloGold Ashanti cancelled the underground development contract following a protracted period of below-target performance from the contractor. On 8 November, after a mandatory 28-day notice period, AngloGold Ashanti assumed operational accountability for development at the site.
In the Republic of Guinea, Siguiri’s fourth quarter production increased by 3% to 64,000oz when compared to the same period last year as the benefits of the Project ONE initiative were realised through an improvement in both tonnage throughput and recovered grade. Total cash costs decreased by 3% year-on-
year to $1,014/oz.
In Mali, Morila’s fourth quarter production was 20,000oz, while total cash costs decreased by 7% year-on-
year to $714/oz. This was mainly as a result of the increased gold production and processing of marginal stockpiles, compared to full-grade ore the previous quarter, and was partly offset by higher royalties due to the higher gold price and higher fuel prices. Sadiola’s fourth quarter production was similar to last year’s levels at 27,000oz, reflecting an increase in tonnage throughput due to improved operational stability, partially offset by a decrease in recovered grade limited by availability of oxide ore sources. Total cash costs increased by 19% year-on-year to $1,211/oz primarily as a result of currency fluctuations and increased consumable expenditure. Yatela’s production was 10,000oz.
In Namibia, Navachab’s fourth quarter production was relatively consistent at 18,000oz when compared to the same period last year. Total cash costs increased by 8% year-on-year to $1,003/oz, impacted by increased royalties due to a higher gold price.
In Tanzania, Geita’s fourth quarter production decreased by 18% year-on-year to 118,000oz as a result of a planned 33% decrease in recovered grade as higher-grade material was stockpiled in preparation for the scheduled replacement of the primary mill in the first quarter of 2013. Total cash costs consequently increased to $825/oz, further influenced by increased royalties due to a higher gold price and year-end consumable stock write-downs.
In the Americas Region, fourth quarter production was up 10% year-on-year to 258,000oz at a total cash cost of $720/oz from the same period last year when the region produced 234,000oz at a total cash cost of
$612/oz. Production for the year ended 31 December 2012 was 953,000oz at a total cash cost of $683/oz, compared to production of 891,000oz at a total cash cost of $528/oz.
At Cripple Creek & Victor (CC&V), fourth quarter production was 53,000oz which was 25% lower when compared to the same period last year, in line with the mine plan. Lower production was due to fewer ounces placed on the pad in the first half of the year. Cash cost increased by 4% to $668/oz compared to the same period last year.
At AngloGold Ashanti Brasil Mineração, fourth-quarter production was 23% higher than the same period in
2011 at 112,000oz primarily due to higher production from the ramp up at Corrego do Sitio. Total cash costs were 13% higher than the same period last year at $672/oz as a consequence of higher equipment maintenance costs and a lower proportion of primary development costs that were capitalised. At Serra
Grande, now 100% owned, production was 23% higher than the same period in 2011 at 37,000oz. Total cash cost was 21% higher than the same period last year at $755/oz as a result of higher maintenance and drilling costs.
Cerro Vanguardia´s fourth quarter production was 8% higher at 55,000oz year-on-year, while total cash costs rose 44% year-on-year to $829/oz reflecting lower by-product credits due to lower silver prices and lower silver production. Costs at the operation were also negatively impacted by higher costs associated with the heap leach, higher inflation, and higher equipment and vehicles maintenance costs associated with energy consumption.

In Australia, production at Sunrise Dam for the quarter was 55,000oz at a total cash cost of $1,309/oz.
Production for the year ended 31 December 2012 was 258,000oz at a total cash cost of $1,126/oz compared to production of 246,000oz at a total cash cost of $1,367/oz. During the year, underground production rates increased from 1.5Mtpa to 2 Mtpa as the transition from the open-pit continued. Redesign of the final stage of the open pit and remedial work to repair damage caused by a pit wall failure in 2011 was completed, enabling mining of the crown pillar at the base of the pit which is expected to begin early in 2013.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $804m (including equity-accounted joint ventures) during the quarter, of which $469m was spent on growth projects. Expenditure on growth-related capital was $56m in the Americas, $186m in Continental Africa, $166m in Australasia and $61m in South Africa.
The CC&V MLE 2 is currently in the implementation stage. The project is expected to extend the mine life from 2017 through 2025, adding 2.6Moz of gold production. The primary project elements include a second
Valley Leach Facility (VLF 2) in Squaw Gulch and appropriate modifications of the drainage and storm water management plan to accommodate the new facility, a carbon adsorption/desorption/electro-winning facility to process solutions from VLF 2, a grinding/flotation/cyanidation plant to process 2M short tons per year of selectively mined high grade ore, mine fleet replacement plus additional equipment to facilitate selective high grade mining, roads, power, water and process infrastructure requirements, and mining and processing an additional 218M short tons of ore.
Construction of a water pumping facility began in December 2012, the drain cover fill placement has been completed and the mill platform construction is underway. A contract has been awarded for construction of the VLF 2 and the re-routing of Highway 67 (part of which will be covered by the leach pad). First gold production is expected during the second half of 2016.
The Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), has budgeted attributable project capital expenditure of $982m
(including contingencies and escalation), to fund the development of the open pit and underground mines, as well as associated infrastructure, with first production of gold from the open pit targeted for late 2013. In
2012, AngloGold Ashanti spent $263m towards Kibali’s development, which remained on schedule. All key contracts have now been agreed. Work is progressing on the Metallurgical Plant, the CIL steelwork is in progress, the mill bases have been poured and the steelwork is being installed for the mill, the primary crushers and the conveyor.
Open pit mining has begun. The project team has handed over the boxcut to Byrnecut on 13 December 2012 and the development work on the twin declines commenced on the Western portal on 17 December 2012.
The shaft terrace portion has been completed, the vertical shaft sinking contractor, Shaft Sinkers, has mobilised the first crew on site and taken the cut of the shaft boxcut.
The Relocation Action Plan continued with more than 1,450 families already resettled in the new model village of Kokiza.
The Mongbwalu project (AGA 86.22%) review, announced in November, is scheduled for completion at the end of March 2013. Construction activities related to the completion of the construction and operations camps, all access roads and the mine portal area are progressing. The plan also includes the preparation of the tailings and return water dam area and the plant fabrication, where the mill is scheduled to be ready for testing in May 2013.
The Tropicana Gold Project (AGA 70% and manager, Independence Group NL 30%) remains on track to begin production in the fourth quarter of 2013. Engineering design and procurement activities are now complete and at the end of 2012, construction was 56% complete. During the December quarter, the Mineral
Resource estimate (100% project) was updated to118Mt at 2.08g/t containing 7.89Moz of gold (full details are available at www.anglogoldashanti.com).
This represented a 1.48Moz increase from the previous estimate and a 2.8Moz increase since the project was approved in November 2010. The Ore Reserve, which has increased by 15% to 56.4Mt at 2.16g/t for
3.91Moz since approval, is expected to be updated on completion of the Havana Deeps Pre-Feasibility
Study. The study is examining the economic trade-off between open cut and underground mining of the
Havana Deeps Mineral Resource. With the award during the quarter, of the major Structural, Mechanical &
Piping (SMP) and Electrical & Instrumentation (E&I) contracts, project capital cost estimates have been updated.

On a 100% project basis, the estimated capital expenditure has increased to between A$820-A$845 million.
This represents an 11% increase on the mid-point of the capital expenditure range forecast at the time the project was approved in November 2010 (the increase is covered by the budgeted CEO contingency). At that time, capital expenditure (nominal) was forecast to be between A$725-A$775 million. The increase is largely due to higher construction labour costs and decreased productivity.
Gold production in the first three years of operation remains in the range of 470,000-490,000oz per annum
(100% project) at slightly increased cash costs of between A$590/oz-A$630/oz, compared to a forecast of
A$580/oz-A$600/oz at approval. The increase is largely due to higher fuel prices, which were also impacted by the reduction in fuel rebates associated with the introduction of the Australian carbon tax.
During the quarter, near-mine exploration returned encouraging results including 5m at 5.2g/t from 108m and
7m at 3.6g/t from 413m at Springbok and 9m at 5.4g/t from 439m at Boston Shaker.
The company-wide project called Project ONE, aimed at improving efficiencies consists of several initiatives namely Safety Transformation (ST), System for People (SP) and Business Process Framework (BPF).
Safety Transformation initiatives for the fourth quarter maintained focus on hazard identification and incident management where individuals across disciplines were trained in incident investigation. A Safety Culture
Transformation Framework with a view to significantly improve the culture of health and safety across the mining sector was introduced in collaboration with the Chamber of Mines. In support of the framework, a gap-analysis was conducted to assess the South African Region (SAR) Leadership Programmes and
amendments were performed in aligning programmes with expectations.
System for People, the human resources component of our business model, provides the leadership and supporting management processes to ensure the right people, are in the right roles and doing the right work to deliver against our goals. During the quarter, focus was on cascading of Managerial Leadership Practices
(MLP) with the SAR Management Committee. A comprehensive engagement model ensured the entrenchment of the MLP’s and the first module was attended by all operational executive teams. Talent pool development and the performance management process is ongoing and was completed down to Stratum II level.
The Simunye safety and productivity training programme, a three-week course focussing on team building, engagement and safety training among other activities, is being implemented at all South African operations.
This programme, part of the roll-out of Project ONE to production crews, focuses on safety and the reduction of injury rates, the reduction of disruptive stoppages, improved compliance with mining cycles and blast frequency. The programme began around two years ago, and to date 67% of AngloGold Ashanti’s work crews in South Africa have undergone Simunye training, which includes a component of personal finance training to help educate employees about predatory lending practises in the private sector and to assist in creating a sound personal financial platform.
Crew performances are continually monitored and analysed, and the following productivity improvements were recorded:
•
Improvement of 14% in m
2
/ISW (in-stope worker), and 22% in face advance at TauTona Mine;
•
Improvement of 6% in average vamping at Savuka; and
•      Improvement of 15% in face advance at Mponeng Mine translating into higher area mined and increased productivity per in-stope worker.
The Business Process Framework implementation is on-going and new management routines are being developed to support the key task behaviour methodologies. The integrity and quality of work packages within the production environment was extensively tested and reviewed to ensure a safe start-up at the end of the unprotected strike in South Africa. Production maintenance systems configuration and data sourcing has been finalised for SAP integration (OneERP), and certain of the regions went live on 4 February 2013.
Technology update
The Technology & Innovation Consortium continue to clear technical hurdles on the path to creating a safe, automated mining method intended for use at AngloGold Ashanti’s deep-level underground mining operations.

The Consortium made significant progress relating to the three key projects:
•
RC (Geological) Drilling;
RC Drilling tests continued to assess the performance of the equipment in a deep-level underground environment at TauTona. RC drilling on TauTona mine (75 level) commenced in August 2012 and was interrupted by the strike action. The aim of this is to assess the performance of the machine in a deep level underground mining environment in order to enhance geological ore-body information. Drilling is scheduled to resume in the first quarter of 2013.
•
Reef Boring; and
In Reef Boring, the first prototype raise bore machine completed five test holes using a double pass technique. Further tests using a second prototype raise bore machine has commenced test drilling, using a single pass technique.
•
Ultra High Strength Backfill.
Substantial progress has been made in the design and testing of Ultra High Strength Backfill. Surface tests were completed at TauTona mine. The construction for the underground plant has commenced.
These combined technologies have the potential to alter the way deep-level underground ore bodies are mined in South Africa, and to significantly improve safety and unlock additional value by extracting the gold that is not viable to mine using our current mining methods.
EXPLORATION
Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $176m ($51m on brownfield, $69m on greenfield and $56m on pre-feasibility studies), compared with $115m during the previous year’s quarter ($37m on brownfield, $43m on greenfield and
$35m on pre-feasibility studies).
Greenfield exploration activities were undertaken in five regions (Australia, Americas, Pacific, Sub-Saharan
Africa and the Middle East & North Africa) during the quarter. A total of 81,248m of diamond, RC and aircore drilling was completed on existing priority targets and used to delineate new targets in Australia, Colombia,
Brazil, Guinea, Tanzania, Egypt, the Solomon Islands and the DRC.
In Colombia, exploration continued at the Nuevo Chaquiro and Tenedor targets, the Quebradona project, and the Santa Rita target in the Rio Dulce project, in joint venture with B2Gold (AGA 70%). At Nuevo
Chaquiro, a total of 7,853m of diamond drilling was completed and returned further significant results including 760m @ 0.45% Cu and 0.23g/t Au in CHA-044. On the adjacent Nuevo Tenedor target, surface mapping and sampling was completed. At the Santa Rita target, detailed geological mapping, sampling and ground IP surveying is ongoing.
In Brazil, diamond drilling continued at the Falcao Joint Venture (AGA earning 70%), managed by Horizonte
Minerals, with a total of 906m completed. The drill programme confirmed continuity of the known mineralised footprint. At the Graben Joint Venture (AGA earning 51%), approximately 16,000 line kilometres of high-
resolution airborne radio/magnetic geophysics was flown.
In Australia, a total of 2,119m of diamond drilling was completed at the Beaker prospect, within the Viking project (AGA 100%), and follows-up previous gold intercepts including 11m @ 3.06g/t Au and 7m @ 2.33g/t
Au. At the Tropicana Joint Venture (AGA 70%), regional aircore (28,686m), RC (5,245m) and diamond
(1,085m) drilling continued and returned a significant intersection from Voodoo Child of 12m @ 3.28g/t Au. At the Coronation Bore prospect, a total of 1,740m of diamond drilling was completed, targeting Iron Oxide
Copper Gold (IOCG) mineralisation.
In Guinea, exploration work focussed on the Kounkoun trend in Block 3, with infill and delineation drilling and ground IP and magnetic geophysical surveying. At Kounkoun Central-East, Central-West and South, a total of 12,792m of aircore, reverse circulation and diamond drilling was completed, and follows up previously delineated mineralised zones. Best results include, but are not limited to (true widths), 59.2m @ 1.82g/t Au in
KKRC161, 28.2m @ 2.34g/t Au in KKRC175, 42.3m @ 2.44g/t Au in KKRC173 and 21.6m @ 2.63g/t, 39.5m
@ 1.94g/t and 42.3m @ 1.14g/t Au in KKRC201. At Kolita North, a total of 1,710m of reverse circulation drilling was completed. Mapping and surface sampling of artisanal working was also carried out in Block 3 and Block 4.

In Tanzania, diamond drilling, IP geophysical surveying and surface soil sampling was completed at the
Lusahunga project (AGA earning 60%), located 150km west of Geita in the Nyakahura Belt, in joint venture with Oryx Mining and Exploration Ltd. A total of 807m was drilled, targeting observed shear-hosted and stockwork veining.
In the Democratic Republic of the Congo, exploration continued within the Kilo Greenstone Belt, which is part of the Ashanti Goldfields Kilo Joint Venture (AGA 87%). A total of 6,140m of diamond drilling was completed at the Issuru, Akwé, Petsi, Yemoliani and Nevienda prospects with encouraging results received for Akwé and Issuru. Further results are awaited. Ground IP geophysical surveying at Bakombé delineated significant anomalies, to be drill tested in 2013, while Xcalibur Airborne Geophysics were contracted to complete approximately 7,500 line kilometres of magnetic and radiometric surveying over the north and north-eastern licences. At the Kabakaba prospect, surface soil sampling was completed.
OUTLOOK
Group’s gold production for 2013 is estimated at between 4.1Moz to 4.4Moz. Total cash costs are estimated at between $815/oz-$845/oz at an average exchange rate of R8.75/$, BRL2.00/$, A$1.02/$ and AP5.00/$
and fuel at $113/barrel. Both production and total cash costs estimates will be reviewed quarterly, in light of any unforeseen factors.
Gold production for the first quarter of 2013 is estimated at 910koz to 950koz. Total cash costs are estimated at between $900/oz-$910/oz at an average exchange rate of R8.75/$, BRL2.00/$, A$1.02/$ and AP5.00/$
and fuel at $113/barrel. Both estimates could be revised downwards in light of recent labour related challenges experienced in South Africa.
For 2013, capital expenditure is anticipated to be about $2.1bn, compared with $2.15bn in 2012. Included within the capital expenditure guidance for 2013 is US$118m of qualified deferred stripping costs. Corporate costs, which include implementation of the Enterprise Resource Planning system, marketing and Project
ONE expenditure, are expected to be $240m, about $51m less than in 2012. Spending on expensed exploration and studies, including equity accounted joint ventures, is anticipated to be about $377m, $84m less than in 2012. Depreciation and amortisation is anticipated to be $1,050m, while interest and finance costs are expected to be $250m (including coupon on mandatory convertible bonds).

Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC
Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting
of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition). Mineral
Resource is inclusive of the Ore Reserve component unless otherwise stated.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and
Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.
MINERAL RESOURCE
The total Mineral Resource increased from 230.9Moz in December 2011 to 241.5Moz in December 2012. A
gross annual increase of 15.8Moz occurred before depletion, while the net increase after allowing for depletion is 10.7Moz. Changes in economic assumptions from December 2011 to December 2012 resulted in a 1.2Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of
14.4Moz. The remaining decrease of 3.7Moz resulted from various other factors. Depletion from the Mineral
Resource for the year totalled 5.1Moz. The acquisition of the additional 50% of Serra Grande and the purchase of Mine Waste Solutions added a total of 3.8Moz to the Mineral Resource.
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2011
230.9
Reductions
Great Noligwa Revisions due to reduced likelihood of eventual extraction (2.8)
Obuasi Revised estimates of historic mining (2.0)
CC&V Combination of increased costs and revised metallurgical recoveries (1.1)
Kopanang Negative exploration results and depletion (1.0)
Other Total of non-significant changes (1.9)
Additions
Tropicana Reporting of Havana as an open pit Mineral Resource 1.0
Mponeng Revised geological modelling of the Ventersdorp Contact Reef 1.3
La Colosa Exploration success 10.6
Other Total of non-significant changes 2.6
Acquisitions
Serra Grande Acquisition of the remaining 50% of the operation 1.2
Mine Waste Solutions Acquisition of Mine Waste Solutions 2.7
Mineral Resource as at 31 December 2012
241.5
Rounding of numbers may result in computational discrepancies.
Mineral Resources have been estimated at a gold price of US$2,000/oz (2011: US$1,600/oz).

ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 75.6Moz in December 2011 to 74.1Moz in December
2012. A gross annual increase of 3.2Moz occurred before depletion of 4.7Moz. The decrease net of depletion was therefore 1.5Moz. Changes in economic assumptions from 2011 to 2012 resulted in a reduction of 0.6Moz to the Ore Reserve, while exploration and modelling resulted in an increase of 0.6Moz.
The acquisition of the remaining 50% of Serra Grande and Mine Waste solutions added a further 2.8Moz.
The remaining increase of 0.4Moz resulted from various other factors.
ORE RESERVE
Moz
Ore Reserve as at 31 December 2011
75.6
Reductions
Kopanang Depletion and minor model revision (1.4)
Obuasi Revised mine planning parameters and geotechnical review (0.9)
Great Noligwa Economic driven reduction of underground mining footprint (0.7)
Other Total non-significant changes (2.7)
Additions
Kibali Open pit increase due to additional metal defined by grade control drilling. 0.4
Geita Positive economic changes 0.7
Other Total non-significant changes 0.3
Acquisitions
Serra Grande Purchase of remaining 50% of the operation 0.4
Mine Waste Solutions Purchase of Mine Waste Solutions 2.4
Ore Reserve as at 31 December 2012
74.1
Rounding of numbers may result in computational discrepancies.
Ore reserves have been calculated using a gold price of US$1,300/oz (2011: US$1,100/oz).
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include
73,492t of uranium oxide from the South African operations, 439,564t of sulphur from Brazil and 40.7Moz of silver from Argentina.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of
Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold
Ashanti website (www.anglogoldashanti.com).

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
as at 31 December 2012
Tonnes
Grade
Contained
Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa
Measured          183.97
2.33            428.52
13.78
Indicated          964.52
2.16         2 080.80
66.90
Inferred           53.34
10.45            557.39              17.92
Total
1 201.83
2.55
3 066.71
98.60
Democratic Republic of the Congo
Measured             1.97
3.00                5.89                 0.19
Indicated           63.18
3.70            233.93
7.52
Inferred          30.43
2.91              88.69
2.85
Total          95.58
3.44             328.51              10.56
Ghana
Measured           64.84
4.63             300.44
9.66
Indicated         103.86
3.87             401.45
12.91
Inferred        150.37
2.87             431.63
13.88
Total        319.07
3.55          1 133.52
36.44
Guinea
Measured          38.45
0.63               24.15
0.78
Indicated         125.81
0.72 90.37 2.91
Inferred          56.71
0.82              46.32
1.49
Total        220.97
0.73             160.84
5.17
Mali
Measured             9.16
0.94                 8.63                0.28
Indicated           52.02
1.81               94.30
3.03
Inferred          27.75
0.94               26.00
0.84
Total          88.93
1.45             128.93
4.15
Namibia
Measured           17.21
0.64               11.03
0.35
Indicated           96.58
1.22             117.73
3.79
Inferred            7.76
1.08                 8.36                0.27
Total        121.55
1.13             137.12
4.41
Tanzania
Measured                  -
-                      -                      -
Indicated         103.81
2.63             273.00
8.78
Inferred          39.21
2.78             109.00
3.50
Total        143.02
2.67             382.00
12.28
Australia
Measured           36.46
1.70               62.00
1.99
Indicated           71.84
2.10             150.68
4.84
Inferred          14.98
3.13               46.82
1.51
Total        123.28
2.10             259.50
8.34
Argentina
Measured           11.60
1.59               18.48
0.59
Indicated            36.91
2.87             105.90
3.40
Inferred             7.49
2.98               22.34                0.72
Total           56.00
2.62             146.72
4.72
Brazil
Measured           14.52
5.81               84.40
2.71
Indicated            21.01
5.31             111.51
3.59
Inferred           48.74
5.29            257.63
8.28
Total           84.27
5.38            453.54               14.58
Colombia
Measured            15.68
0.85              13.30
0.43
Indicated             34.36
0.79              27.21
0.87
Inferred       1 025.23
0.85 873.63 28.09
Total 1
075.27
0.85
914.14
29.39
United States of America
Measured          267.56
0.77            207.24
6.66
Indicated          208.89
0.67            140.04
4.50
Inferred            84.56
0.64              53.87
1.73
Total          561.01
0.72            401.15
12.90
Total
Measured          661.42
1.76 1 164.08 37.43
Indicated 1 882.79 2.03 3 826.92 123.04
Inferred 1 546.58 1.63 2 521.68 81.07
Total
4 090.79
1.84
7 512.68
241.54
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
as at 31 December 2012
Tonnes
Grade
Contained
Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa
Measured            16.52            18.23           301.15
9.68
Indicated          249.09
4.56         1 136.02
36.52
Inferred            27.64
8.79            242.82
7.81
Total          293.25
5.73         1 679.99
54.01
Democratic Republic of the Congo
Measured
  0.37               1.85                 0.68               0.02
Indicated            28.38
3.24               91.92
2.96
Inferred            30.43
2.91               88.69
2.85
Total            59.18
3.06             181.29
5.83
Ghana
Measured           21.63
7.16             154.96
4.98
Indicated           48.49
3.50             169.84
5.46
Inferred         150.35
2.86             429.66
13.81
Total         220.47
3.42             754.46
24.26
Guinea
Measured
1.03                0.52                 0.54               0.02
Indicated           55.92
0.73               40.74
1.31
Inferred           56.71
0.82               46.32
1.49
Total         113.66
0.77
87.60
2.82
Mali
Measured
5.22                0.73                 3.82               0.12
Indicated           23.92
1.50               35.79
1.15
Inferred           27.75
0.94               26.00
0.84
Total           56.89
1.15               65.61
2.11
Namibia
Measured
5.89                 0.53                3.12               0.10
Indicated          56.10
1.07               60.17
1.93
Inferred
7.76                 1.08                 8.36              0.27
Total             69.75
1.03                71.65
2.30
Tanzania
Measured                     -
- - -
Indicated            42.97
2.68             115.34
3.71
Inferred            35.95
2.74                98.59
3.17
Total            78.92
2.71              213.93
6.88
Australia
Measured
3.33                1.14                  3.80              0.12
Indicated           45.02
1.94                87.13
2.80
Inferred            14.98
3.13                46.82
1.51
Total            63.33
2.18              137.75
4.43
Argentina
Measured
2.14                2.55                  5.45              0.18
Indicated           31.31
1.69                52.91
1.70
Inferred              7.49               2.98                22.34              0.72
Total            40.94
1.97                80.70
2.59
Brazil
Measured             4.98                6.25               31.14              1.00
Indicated           10.36
4.91                50.89
1.64
Inferred            48.40
5.30              256.36
8.24
Total            63.74
5.31              338.39           10.88
Colombia
Measured            15.68
0.85                13.30
0.43
Indicated            34.36
0.79                27.21
0.87
Inferred       1 025.23
0.85 873.63 28.09
Total       1 075.27
0.85
914.14
29.39
United States of America
Measured         112.75
0.72 81.08 2.61
Indicated         126.54
0.66 83.21 2.68
Inferred            84.56
0.64               53.87
1.73
Total          323.85
0.67             218.16
7.01
Total
Measured         189.54
3.16             599.05
19.26
Indicated         752.46
2.59         1 951.16
62.73
Inferred 1 517.27 1.45 2 193.45 70.52
Total
2 459.27
1.93
4 743.66
152.51
Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)
as at 31 December 2012
Tonnes
Grade
Contained Contained
Category
million
g/t
gold
gold
tonnes
Moz
South Africa
Proved         148.71
0.66 98.04 3.15
Probable        728.45
1.21         883.59
28.41
Total         877.16
1.12         981.63
31.56
Democratic Republic of the Congo
Proved 1.59
   3.26             5.20               0.17
Probable          35.90              4.12        147.84
4.75
Total           37.49              4.08        153.04
4.92
Ghana
Proved          40.88               3.42        139.66
4.49
Probable         52.77               3.67        193.84
6.23
Total           93.65             3.56         333.50             10.72
Guinea
Proved           36.59             0.63           22.92
0.74
Probable          67.60              0.67           45.56
1.46
Total         104.19
0.66
68.48
2.20
Mali
Proved 2.26
1.30              2.93              0.09
Probable         36.61               1.81            66.32
2.13
Total          38.87                1.78           69.25
2.23
Namibia
Proved 0.00
  0.00             0.00              0.00
Probable         51.80                1.26           65.29
2.10
Total           51.80                1.26          65.29
2.10
Tanzania
Proved 0.00
0.00             0.00             0.00
Probable         65.06                 2.59        168.63
5.42
Total          65.06                 2.59         168.63
5.42
Australia
Proved          33.13                 1.76           58.20
1.87
Probable          26.82                2.37           63.55
2.04
Total            59.95                2.03        121.75
3.91
Argentina
Proved           10.44                1.29          13.49
0.43
Probable           10.90                4.56          49.71
1.60
Total             21.34               2.96          63.20
2.03
Brazil
Proved              9.29               4.47           41.51            1.33
Probable           12.48                4.39          54.74
1.76
Total            21.77                4.42          96.25
3.09
United States of America
Proved         154.81
  0.81        126.16
4.06
Probable          82.35                 0.69          56.83
1.83
Total         237.16
0.77        182.99
5.88
Total
Proved         437.72
1.16         508.11
16.34
Probable 1 170.74 1.53 1 795.90 57.74
Total
1 608.46
1.43
2 304.01
74.08
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2012
2012
2011
2012
2011
US Dollar million
Notes
Unaudited Reviewed Unaudited Reviewed Audited
Revenue
2
1,490
1,664 1,859 6,632 6,925
Gold income
1,398
1,629 1,779 6,353 6,570
Cost of sales 3
(1,029)
(1,056) (1,097) (4,062) (3,946)
Gain (loss) on non-hedge derivatives and other
commodity contracts
25
(61) - (35) (1)
Gross profit
394
512 682 2,256 2,623
Corporate administration, marketing and other
expenses
(85)
(70) (77) (291) (278)
Exploration and evaluation costs
(124)
(107) (83) (395) (279)
Other operating (expenses) income
4
-
(5) 4 (41) (27)
Special items
5
(402)
(25) 146 (402) 163
Operating (loss) profit
(217)
305 672 1,127 2,202
Dividends received
-
7 - 7 -
Interest received
12
10 23 43 52
Exchange gain (loss)
-
1 (10) 8 2
Finance costs and unwinding of obligations 6
(67)
(65) (48) (231) (196)
Fair value adjustment on option component of
convertible bonds
17
(2) (15) 83 84
Fair value adjustment on mandatory convertible
bonds
65
(11) 9 162 104
Share of equity-accounted investments' (loss)
profit
(44)
- 17 (28) 73
(Loss) profit before taxation
(234)
245 648 1,171 2,321
Taxation 7
52
(76) (246) (322) (723)
(Loss) profit for the period
(182)
169 402 849 1,598
Allocated as follows:
Equity shareholders
(188)
168 385 830 1,552
Non-controlling interests
6
1 17 19 46
(182)
169 402 849 1,598
Basic (loss) earnings per ordinary share (cents)
(1)
(49)
43 100 215 402
Diluted (loss) earnings per ordinary share (cents)
(2)
(49)
43 95 161 346
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the year ended 31 December 2012 have been prepared by the corporate accounting staff of AngloGold
Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Mark Cutifani, the
Group's Chief Executive Officer and Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the year ended 31 December 2012 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2012
2012
2011
2012
2011
US Dollar million
Unaudited Reviewed Unaudited Reviewed Audited
(Loss) profit for the period
(182)
169 402 849 1,598
Exchange differences on translation of foreign
operations
(36)
(24) 47 (93) (365)
Share of equity-accounted investments' other
comprehensive loss
-
- - - (1)
Net loss on available-for-sale financial
assets
(10)
(6) (10) (27) (81)
Release on impairment of available-for-sale
financial assets
12
3 3 16 21
Release on disposal of available-for-sale
financial assets
-
- - - 1
Deferred taxation thereon
2
(1) 3 6 (8)
4
(4) (4) (5) (67)
Actuarial loss recognised
(20)
- (39) (20) (39)
Deferred taxation rate change thereon
-
- - (9) -
Deferred taxation thereon
5
- 14 5 14
(15)
- (25) (24) (25)
Other comprehensive (loss) income for
the period, net of tax
(47)
(28) 18 (122) (458)
Total comprehensive (loss) income
for the period, net of tax
(229)
141 420 727 1,140
Allocated as follows:
Equity shareholders
(235)
140 403 708 1,094
Non-controlling interests
6
1 17 19 46
(229)
141 420 727 1,140
Rounding of figures may result in computational discrepancies.

Group
statement of financial position
As at
As at
As at
December
September
December
2012
2012
2011
US Dollar million
Note
Reviewed Reviewed Audited
ASSETS
Non-current assets
Tangible assets
7,648
7,620 6,525
Intangible assets
315
289 210
Investments in equity-accounted associates and joint ventures
1,060
928 702
Other investments
167
175 186
Inventories
610
589 410
Trade and other receivables
79
85 76
Deferred taxation
96
160 79
Cash restricted for use
29
32 23
Other non-current assets
7
9 9
10,011
9,887 8,220
Current assets
Inventories
1,287
1,220 1,064
Trade and other receivables
470
557 350
Cash restricted for use
35
61 35
Cash and cash equivalents
892
1,123 1,112
2,684
2,961 2,561
Non-current assets held for sale
-
1 21
2,684
2,962 2,582
TOTAL ASSETS
12,695
12,849 10,802
EQUITY AND LIABILITIES
Share capital and premium 10
6,742
6,721 6,689
Accumulated losses and other reserves
(1,295)
(1,040)
(1,660)
Shareholders' equity
5,447
5,681 5,029
Non-controlling interests
22
61 137
Total equity
5,469
5,742
5,166
Non-current liabilities
Borrowings
2,724
2,708 2,456
Environmental rehabilitation and other provisions
1,238
1,234 782
Provision for pension and post-retirement benefits
221
214 195
Trade, other payables and deferred income
10
12 14
Derivatives
10
28 93
Deferred taxation
1,068
1,215 1,158
5,271
5,411
4,698
Current liabilities
Borrowings
859
713 32
Trade, other payables and deferred income
979
829 751
Taxation
117
154 155
1,955
1,696 938
Total liabilities
7,226
7,107 5,636
TOTAL EQUITY AND LIABILITIES
12,695
12,849
10,802
Rounding of figures may result in computational discrepancies.

Group
statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2012
2012
2011
2012
2011
US Dollar million
Note
Unaudited
Reviewed Unaudited Reviewed Audited
Cash flows from operating activities
Receipts from customers
1,471
1,603 1,828 6,523 6,796
Payments to suppliers and employees
(1,000)
(1,149) (1,009) (4,340) (3,873)
Cash generated from operations
471
454 819 2,183 2,923
Dividends received from equity-accounted joint ventures
18
14 34 72 111
Taxation refund
54
- 2 54 98
Taxation paid
(89)
(164) (211) (507) (477)
Net cash inflow from operating activities
454
304 644
1,802 2,655
Cash flows from investing activities
Capital expenditure
(623)
(448) (455) (1,758) (1,393)
Interest capitalised and paid
(5)
(4) - (12) -
Expenditure on intangible assets
(28)
(24) (10) (79) (16)
Proceeds from disposal of tangible assets
1
2 7 5 19
Other investments acquired
(17)
(18) (12) (97) (147)
Proceeds from disposal of investments
13
17 12 86 91
Investments in equity-accounted associates and joint ventures
(132)
(106) (34) (349) (115)
Proceeds from disposal of equity-accounted joint venture
-
- - 20 -
Loans advanced to equity-accounted associates and joint ventures
(1)
(1) (12) (65) (25)
Loans repaid by equity-accounted associates and joint ventures
1
- - 1 -
Dividends received
6
1 - 7 -
Proceeds from disposal of subsidiary 13
6
- - 6 9
Cash in subsidiary acquired 13
-
5 - 5 -
Cash in subsidiary disposed 13
(31)
- - (31) (11)
Acquisition of subsidiary and loan 13
-
(335) - (335) -
Increase (decrease) in cash restricted for use
28
(33) 3 (3) (19)
Interest received
11
7 10 36 39
Loans advanced
(45)
- - (45) -
Repayment of loans advanced
-
- 1 - 4
Net cash outflow from investing activities
(816)
(937) (490) (2,608) (1,564)
Cash flows from financing activities
Proceeds from issue of share capital
-
1 6 2 10
Share issue expenses
-
- - - (1)
Proceeds from borrowings
220
1,061 3 1,432 109
Repayment of borrowings
(5)
(203) (9) (217) (268)
Finance costs paid
(56)
(17) (55) (145) (144)
Acquisition of non-controlling interest
-
- - (215) -
Revolving credit facility and bond transaction costs
(1)
(21) - (30) -
Dividends paid
(22)
(46)
(66)
(236) (169)
Net cash inflow (outflow) from financing activities
136
775 (121)
591
(463)
Net (decrease) increase in cash and cash equivalents
(226)
142 33 (215) 628
Translation
(5)
(6) 4 (5) (102)
Cash and cash equivalents at beginning of period
1,123
987
1,075 1,112 586
Cash and cash equivalents at end of period
892
1,123 1,112
892
1,112
Cash generated from operations
(Loss) profit before taxation
(234)
245 648 1,171 2,321
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(25)
61 - 35 1
Amortisation of tangible assets
206
202 203 793 768
Finance costs and unwinding of obligations
67
65 48 231 196
Environmental, rehabilitation and other expenditure
(15)
(2) 142 (17) 171
Special items
389
10 (137) 402 (93)
Amortisation of intangible assets
1
1 1 5 2
Deferred stripping
(13)
(7) (7) (24) 19
Fair value adjustment on option component of convertible bonds
(17)
2 15 (83) (84)
Fair value adjustment on mandatory convertible bonds
(65)
11 (9) (162) (104)
Interest received
(12)
(10) (23) (43) (52)
Share of equity-accounted investments' loss (profit)
44
- (17) 28 (73)
Other non-cash movements
12
5 4 65 21
Movements in working capital
133
(129) (49)
(218) (170)
471
454
819 2,183
2,923
Movements in working capital
Increase in inventories
(115)
(87) (112) (324) (236)
Decrease (increase) in trade and other receivables
70
(90) 8 (110) -
Increase in trade and other payables
178
48 55 216 66
133
(129) (49) (218)
(170)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2010
6,627
194
(2,750) (2) 86 (62)
(104)
3,989 124
4,113
Profit for the year 1,552 1,552 46 1,598
Other comprehensive loss (1)
(67)
(25)
(365)
(458)
(458)
Total comprehensive (loss) income
-          (1)        1,552            -           (67)          (25)          (365)        1,094            46         1,140
Shares issued
63
63 63
Share issue expenses
(1)
(1) (1)
Share-based payment for share awards
net of exercised
9
9 9
Dividends paid (131) (131) (131)
Dividends of subsidiaries
- (27) (27)
Translation
(31)         29
(1) 9 6 (6) -
Balance at 31 December 2011 6,689 171
(1,300)
(2)
18
(78)
(469)
5,029 137
5,166
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Profit for the year
830
830
19
849
Other comprehensive loss
(5)
(24)
(93)
(122)
(122)
Total comprehensive income (loss)
-              -           830              -           (5)          (24)            (93)           708            19           727
Shares issued
53
53
53
Share-based payment for share awards
net of exercised
15
15
15
Acquisition of non-controlling interest
(1)
(144)
(144)
(71)
(215)
Disposal of subsidiary
(2)
-
(45)
(45)
Dividends paid
(215)
(215)
(215)
Dividends of subsidiaries
-
(17)
(17)
Translation
(9)
6
4
1
(1)
-
Balance at 31 December 2012
6,742
177
(823)
(2)
13
(98)
(562)
5,447
22
5,469
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
(1)
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.
(2)
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited. AngloGold Ashanti Limited now holds a remaining interest of 48.03%.

Segmental
reporting
for the quarter and year ended 31 December 2012
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Gold income
South Africa
344
606 672 2,013 2,560
Continental Africa
651
582 722 2,609 2,530
Australasia
94
101 103 426 385
Americas
413
421 392 1,656 1,487
1,501
1,709 1,889 6,704 6,962
Equity-accounted investments included above
(103)
(80) (110) (351) (392)
1,398
1,629 1,779 6,353 6,570
Gross profit (loss)
South Africa
117
147 320 651 1,083
Continental Africa
124
197 207 882 938
Australasia
-
36 (9) 78 (13)
Americas
171
154 186 722 744
Corporate and other
17
6 16 41 28
429
540 720 2,374 2,780
Equity-accounted investments included above
(35)
(28) (38) (118) (157)
394
512 682 2,256 2,623
Capital expenditure
South Africa
187
161 181 583 532
Continental Africa
280
208 152 790 420
Australasia
178
82 40 355 102
Americas
157
77 147 390 456
Corporate and other
2
17 5 36 17
804
545 525 2,154 1,527
Equity-accounted investments included above
(142)
(73) (31) (303) (88)
662
472 494 1,851 1,439
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Gold production
South Africa
171
373 398 1,212 1,624
Continental Africa
376
357 419 1,521 1,570
Australasia
55
64 63 258 246
Americas
258
237 234 953 891
859
1,030 1,114 3,944 4,331
As at
As at
As at
Dec
Sep
Dec
2012
2012
2011
Reviewed
Reviewed
Audited
Total assets
South Africa
3,082
3,131 2,148
Continental Africa
4,818
4,840 4,288
Australasia
1,045
994 736
Americas
2,863
2,765 2,501
Corporate and other
887
1,120 1,129
12,695
12,849 10,802
Rounding of figures may result in computational discrepancies.
US Dollar million
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
US Dollar million
Year ended
Quarter ended
oz (000)
Year ended

Notes
for the quarter and year ended 31 December 2012
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in presentation currency detailed in note 17, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2011 and revised International Financial Reporting Standards
(IFRS) which are effective 1 January 2012, where applicable. The effect of the revised and amended accounting standards applicable to this period are not considered to have a material impact on the financial statements of the group.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, The Financial Reporting Guides as issued by the South African Institute of Chartered
Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and year ended 31 December 2012.
2.        Revenue
Quarter ended
Year ended
Dec
Sep
Dec                  Dec                    Dec
2012
2012
2011                  2012                   2011
Unaudited
Reviewed
Unaudited           Reviewed
Audited
US Dollar million
Gold income
1,398
1,629
1,779
6,353
6,570
By-products (note 3)
75
28
49
206
224
Dividends received
-
7
-
7
-
Royalties received (note 5)
5
(10)
8
23
79
Interest received
12
10
23
43
52
1,490
1,664
1,859
6,632
6,925
3           Cost of sales
Quarter ended
Year ended
Dec
Sep
Dec                 Dec                    Dec
2012
2012
2011                 2012                   2011
Unaudited
Reviewed
Unaudited          Reviewed
Audited
US Dollar million
Cash operating costs
861
866
788
3,307
3,029
Insurance reimbursement
-
(30)
-
(30)
-
By-products revenue (note 2)
(75)
(28)
(49)
(206)
(224)
786
808
739
3,071
2,805
Royalties
22
49
51
164
193
Other cash costs
11
10
6
35
30
Total cash costs
819
867
796
3,270
3,028
Retrenchment costs
2
2
4
10
15
Rehabilitation and other non-cash costs
16
16
157
67
229
Production costs
837
885
957
3,347
3,272
Amortisation of tangible assets
206
202
203
793
768
Amortisation of intangible assets
1
1
1
5
2
Total production costs
1,044
1,089
1,161
4,145
4,042
Inventory change
(15)
(32)
(64)
(83)
(96)
1,029
1,056
1,097
4,062
3,946
4.           Other operating expenses (income)
Quarter ended
Year ended
Dec
Sep
Dec                 Dec                     Dec
2012
2012
2011                 2012                    2011
Unaudited
Reviewed
Unaudited          Reviewed
Audited
US Dollar million
Pension and medical defined benefit provisions
(4)
4
(8)
31
6
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
4
1
4
10
21
-
5
(4)
41
27
Rounding of figures may result in computational discrepancies.

5.       Special items
Quarter ended
Year ended
Dec
Sep
Dec
Dec Dec
2012
2012
2011
2012 2011
Unaudited Reviewed Unaudited Reviewed Audited
US Dollar million
Net impairments (reversal) and derecognition of
tangible assets (note 8)
354
1                    (134) 356                    (120)
Impairment reversal of intangible assets (note 8)
-
- - (10) -
Impairment of investments (note 8)
12
3                        3 16 21
Impairment (reversal) of other receivables
-
1                       (2) 1 (1)
Net loss on disposal and derecognition of land,
mineral rights, tangible assets and exploration
properties (note 8)
1
7                       5 15 8
Profit on disposal of subsidiary ISS International
Limited (note 8)
-
- - - (2)
Profit on partial disposal of Rand Refinery Limited
(notes 8 and 13)
(14)
- - (14) -
Black Economic Empowerment transaction
modification costs for Izingwe (Pty) Limited
-
- - - 7
Royalties received (note 2)
(1)
(5)
10                       (8) (23) (79)
Insurance claim recovery on capital items (note 8)
-
- (3) - (3)
Indirect tax expenses (income) and legal claims
33
3                       (7) 40                        6
Contract termination and settlement costs
21
- - 21 -
402
25                    (146)
402                    (163)
(1)
In the September 2012 quarter, the Boddington royalties included an over accrual relating to the prior quarter of $11m.
6.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Dec
Sep
Dec
Dec Dec
2012
2012
2011
2012 2011
Unaudited Reviewed Unaudited Reviewed Audited
US Dollar million
Finance costs
47
50 34 167 141
Unwinding of obligations, accretion of convertible
bonds and other discounts
20
15 14 64 55
67
65 48 231 196
7.        Taxation
Quarter ended
Year ended
Dec
Sep
Dec
Dec Dec
2012
2012
2011
2012 2011
Unaudited Reviewed Unaudited Reviewed Audited
US Dollar million
South African taxation
Mining tax
(28)
25 71 54 113
Non-mining tax
8
6 7 18 12
(Over) under provision prior year
(3)
(2) (2) (3)                        4
Deferred taxation
Temporary
differences
29
19 42 66 222
Unrealised non-hedge derivatives and other
commodity contracts
7
(17) - (10) -
Change in estimated deferred tax rate
(8)
- 9 (9) 9
Change in statutory tax rate
-
- - (131) -
4
31 128 (15) 360
Foreign taxation
Normal taxation
52
77                       64 353 275
(Over) under provision prior year
(14)
- (4) (9) 3
Deferred taxation
Temporary
differences
(94)
(32) 57                     (48)                      85
Change in statutory tax rate
-
- - 41 -
(56)
45 118 337 363
(52)
76 246
322
723
Rounding of figures may result in computational discrepancies.

8.     Headline earnings
Quarter ended
Year ended
Dec
Sep
Dec                  Dec                Dec
2012
2012
2011                 2012                2011
Unaudited Reviewed
Unaudited           Reviewed
Audited
US Dollar million
The (loss) profit attributable to equity shareholders was
adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders
(188)
168 385 830 1,552
Net impairments (reversal) and derecognition of tangible
assets (note 5)
354
1                 (134)                 356
(120)
Impairment reversal of intangible assets (note 5)
-
-                      -
(10)                     -
Net loss on disposal and derecognition of land, mineral
rights, tangible assets and exploration properties (note 5)
1
7 5 15 8
Impairment of other investments (note 5)
12
3 3 16 21
Insurance claim recovery on capital items (note 5)
-
-                     (3)                    -
(3)
Profit on disposal of subsidiary ISS International Limited
(note 5)
-
- - - (2)
Profit on partial disposal of Rand Refinery Limited
(notes 5 and13)
(14)
-                      -
(14)                      -
Net impairment (reversal) of investment in associates and
joint ventures
45
-                     (6)                  57
                   (4)
Loss on disposal of loan to joint venture
2
- - 2 -
Special items of associates
3
- - - -
Taxation on items above - current portion
-
(1) - (1) 1
Taxation on items above - deferred portion
(106)
(1)
38 (106)
31
109
178                   289 1,145 1,484
Headline earnings per ordinary share (cents)
(1)
28
46 75 296 384
Diluted headline earnings per ordinary share (cents)
(2)
13
46 71 236 330
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
9.
Number of shares
Quarter ended
Year ended
Dec
Sep
Dec                Dec                  Dec
2012
2012
2011               2012                 2011
Unaudited Reviewed
Unaudited         Reviewed
Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000       600,000,000      600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000 4,280,000 4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000 5,000,000 5,000,000 5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
383,320,962
383,110,317
382,242,343       383,320,962      382,242,343
E ordinary shares in issue
1,617,752
2,498,230 2,582,962 1,617,752 2,582,962
Total ordinary shares:
384,938,714
385,608,547
384,825,305       384,938,714      384,825,305
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
383,197,618
382,854,974
382,059,365      382,757,790        381,621,687
E ordinary shares
1,999,566
2,546,474 2,937,664 2,392,316 2,950,804
Fully vested options
1,232,070
1,447,978 1,121,745 1,616,239 1,389,122
Weighted average number of shares
386,429,254
386,849,426
386,118,774       386,766,345      385,961,613
Dilutive potential of share options
(1)
-
1,510,368 1,517,152 1,166,037 1,572,015
Dilutive potential of convertible bonds
(1)
-
- 18,140,000 33,524,615 33,524,615
Diluted number of ordinary shares
386,429,254
388,359,794
405,775,926       421,456,997      421,058,243
(1)
The dilutive effect of the share options and convertible bonds are not the same for the quarter and the year ended December 2012 as the effect of the share options and convertible bonds are anti-dilutive for the quarter.
10.     Share capital and premium
As at
Dec                Sep                  Dec
2012                2012                 2011
Reviewed          Reviewed
Audited
US Dollar million
Balance at beginning of period
6,782
6,782 6,734
Ordinary shares issued
46
32 57
E ordinary shares issued and cancelled
(7)
(1) (9)
Sub-total
6,821
6,813 6,782
Redeemable preference shares held within the group
(53)
(53) (53)
Ordinary shares held within the group
(10)
(17) (17)
E ordinary shares held within the group
(16)
(22) (23)
Balance at end of period
6,742
6,721 6,689
Rounding of figures may result in computational discrepancies.

11.     Exchange  rates
Dec                Sep                  Dec
2012                2012                2011
Unaudited       Unaudited       Unaudited
ZAR/USD average for the year to date
8.20
8.04
7.26
ZAR/USD average for the quarter
8.67
8.25
8.09
ZAR/USD closing
8.45
8.30
8.04
AUD/USD average for the year to date
0.97
0.97
0.97
AUD/USD average for the quarter
0.96
0.96
0.99
AUD/USD closing
0.96
0.96
0.97
BRL/USD average for the year to date
1.95
1.92
1.68
BRL/USD average for the quarter
2.06
2.03
1.80
BRL/USD closing
2.05
2.03
1.87
ARS/USD average for the year to date
4.55
4.46
4.13
ARS/USD average for the quarter
4.80
4.61
4.25
ARS/USD closing
4.92
4.70
4.30
12.    Capital commitments
Dec                 Sep                 Dec
2012                2012                2011
Reviewed          Reviewed
Audited
US Dollar million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
927
1,004
202
(1)
Includes capital commitments relating to equity-accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13.    Business combinations
Acquisition of First Uranium (Pty) Limited
On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of
AngloGold Ashanti Limited’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.
The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
2012
US Dollars million
Assets
Tangible assets
616
Other investments
3
Deferred tax
52
Inventories
134
Trade and other receivables
2
Cash restricted for use
3
Cash and cash equivalents
5
815
Liabilities
Loans from group companies
204
Environmental rehabilitation and other provisions
386
Deferred tax
60
Trade and other payables
48
698
Total identifiable net assets at fair value
117
Purchase consideration
131
Goodwill recognised on acquisition
14
Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary
5
Cash paid - share capital acquired
(131)
Cash paid - loan acquired
(204)
(330)

Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of the year, the group’s profit for the year would have been $927m and revenue would have been $6,697m.
The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.
The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited’s Vaal River tailings without having to build additional processing facilities. The processing of
AngloGold Ashanti Limited's tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.
None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.
Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.
Part disposal of Rand Refinery Limited
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited (Rand Refinery)
for a total cash consideration of $6m. AngloGold Ashanti Limited now holds a remaining interest of 48.03% and this interest is accounted for as an associate.
The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:
2012
US Dollars million
Assets
Tangible assets
53
Other non-current assets
2
Non-current assets held for sale
1
Inventories
22
Trade and other receivables
13
Cash and cash equivalents
31
122
Liabilities
Deferred tax
2
Trade and other payables
22
Taxation
4
28
Total identifiable net assets
94
Consideration received
6
Fair value of residual value of investment
57
Non-controlling interest
45
Less: Net assets disposed
(94)
Total gain on disposal
14
Total gain on disposal
14
Realised gain
5
Unrealised gain
9
14.   Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December are detailed below:
Contingencies and guarantees
Dec
2012
Dec
2011
Reviewed
Audited
US Dollar Millions
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – South Africa
(2)
-
-
Indirect taxes – Ghana
(3)
23
12
ODMWA litigation
(4)
-
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(5)
38
29
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(6)
156
88
Other tax disputes – Mineração Serra Grande S.A.
(7)
19
9
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
161
-
Contingent assets
Indemnity – Kinross Gold Corporation
(9)
(90)
-
Royalty – Boddington Gold Mine
(10)
-
-
Royalty – Tau Lekoa Gold Mine
(11)
-
-
Financial Guarantees
Oro Group (Pty) Limited
(12)
12

319

(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations in South Africa, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold
Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure
Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received tax assessments for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $23m
(2011: $12m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.
(4)   ODMWA litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an
“employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in
Mines and Workers Act, 1973 (ODMWA). This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi
Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current)
who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold
Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September
2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines
(Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.
In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9m. On 22 October 2012,
AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception is expected to be heard by the South Gauteng High Court on 26 February
2013.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to estimate its share of the amounts claimed.
(5)   Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m
(2011: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation
(CFEM) in the period from 1991 to 2006. AngloGold Ashanti’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m (2011: $8m). Management is of the opinion that the taxes are not payable.
(6)   Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the
State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one
Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $96m (2011: attributable share $54m) and $60m (2011: attributable share $34m)
respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the
Department of Supervision of Foreign Trade (COMEX) for review and verification. Both cases have been remitted to the COMEX and are under review. The company believes both assessments are in violation of federal legislation on sales taxes. A date has not yet been set for a hearing before the COMEX.
(7)   Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $19m (2011: attributable share $9m).
(8)   Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 income tax return. The company believes that the tax legislation has been applied correctly. The company is considering defending AGAC’s position. An estimated additional tax of $26m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $135m based on Colombian tax law.
(9)   Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012,
Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($90m at
31 December 2012 exchange rates) against the specific exposures discussed in items 6 and 7 above.
(10) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $60m (2011: $34m) has been received to date. Royalties of $4m (2011: $8m) were received during the quarter.
(11) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the
Tau Lekoa assets. Royalties on 304,643oz produced have been received to date. Royalties of $1m (2011: $1m) were received during the quarter.
(12) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $12m). The suretyship agreements have a termination notice period of 90 days.
15.    Concentration of risk
There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the
Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:
2012
Recoverable value added tax
16
Recoverable fuel duties
(1)
35
Appeal deposits
4
(1)
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.
16.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17.    Change in presentation currency
Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US Dollars and
South African Rands to reporting only in US Dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the prior position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US Dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African Rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African Rand denominated country; management prepare investor presentations and analysis in US Dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in
US Dollars.
The change in presentation currency has no effect on comparative information.

18.   Announcements
On 1 October 2012, AngloGold Ashanti announced that its mines in South Africa remained at a standstill as a result of the unprotected strike which began on 20 September 2012 at the Kopanang operation and spread to the remaining five operations on 25 September 2012. On 24 October 2012, AngloGold Ashanti announced that the unprotected strike at its
Vaal River region had come to an end. On 2 November 2012, AngloGold Ashanti announced that employees at the
Mponeng and TauTona mines did not resume work due to illegal sit-ins. On 14 November 2012, following another sit-in,
AngloGold Ashanti announced that normal operations resumed at its Mponeng mine following successful engagement with employee and trade union representatives.
On 13 October 2012, AngloGold Ashanti announced the termination of its relationship with Mining and Building
Contractors Ltd, the underground development contractor at the Obuasi mine in Ghana.
On 16 October 2012, AngloGold Ashanti announced that the JSE Limited granted AngloGold Ashanti the listing of its
ANG01 Senior Unsecured Fixed Rate Notes and ANG02 Senior Unsecured Floating Rate Notes under its ZAR10 billion
Domestic Medium Term Note Programme dated 29 June 2012.
On 4 December 2012, AngloGold Ashanti announced that the Mineral Resource estimate for the Tropicana Gold Project had increased by a further 1.48 million ounces to 7.89 million ounces of contained gold. The increase was the result of drilling completed in 2012 and greater confidence in the viability of a larger pit at Havana.
On 10 December 2012, AngloGold Ashanti announced that Standard & Poor’s affirmed the investment grade rating on the company’s publicly traded debt following an extensive review.
On 8 January 2013, the Board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani with effect from 1 April 2013. The Board further announced the appointment of the current Chief Financial Officer,
Mr Srinivasan Venkatakrishnan and Executive Vice President Business and Technical Development, Mr Anthony O’Neill
as joint interim Chief Executives, with Mr Venkatakrishnan responsible for all Finance and Corporate functions and
Mr O’Neill responsible for all Operations, Projects (including the company’s Enterprise Resource Planning programme and procurement) and Technical functions.
19.   Dividend
The salient details Dividend No. 115 for the quarter ended 30 September 2012 paid by AngloGold Ashanti (Registration
Number 1944/017354/06) is shown below:
Rate
of
exchange
Gross
dividend
declared
Withholding
tax at
15%
Net
dividend
paid
Date of
payment
2012
South African cents per ordinary share
-
50
7.5
42.5   14 December
UK pence per ordinary share
R14.2725/£1
3.503
0.525
2.978  14 December
Australian cents per CHESS Depositary Interest (CDI)
R1/A$0.1077
1.077
0.162
0.915  14 December
Ghana cedi per ordinary share
R1/¢0.2117
0.10585
0.01588
0.08997  14 December
Ghana cedi per Ghanaian Depositary Share (GhDSs)
R1/¢0.2117
0.0010585
0.0001588
0.0008997  17 December
US cents per American Depositary Share (ADS)
R8.6784/$1
5.7614
0.8642
4.8972  24 December
Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.
Quarter ended 30 September 2012 Dividend No. E15 of 25 South African cents (gross), or 21.25 South African cents (net)
was paid to holders of E ordinary shares on 14 December 2012, being those employees participating in the Bokamoso
ESOP and 25 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Final Dividend No. 116 for the quarter and year ended 31 December 2012 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (gross)
50
Dividends tax rate applicable to shareholders liable to pay the dividend tax
15%
STC credits utilised in South African cents Nil
Rate in South African cents (net) where dividend tax at 15% is payable 42.5
The ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is 383,341,572
The E ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is 1,612,518
AngloGold Ashanti Limited’s tax reference number
9640006608
In compliance with the requirements of Strate, given the company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2013
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis
Thursday, 7 March
Last date to trade ordinary shares cum dividend
Friday, 8 March
Last date to register transfers of certificated securities cum dividend
Friday, 8 March
Ordinary shares trade ex-dividend Monday, 11 March
Record date Friday, 15 March
Payment date
Thursday, 28 March

On the payment date, dividends due to holders of certificated securities on the South African and Jersey share registers will be electronically transferred to shareholders' bank accounts.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, between Monday, 11 March 2013 and Friday, 15 March 2013, both days inclusive, no transfers between the South African, Jersey, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2013
Ex dividend on New York Stock Exchange
Wednesday, 13 March
Record date Friday, 15 March
Approximate date for currency conversion
Friday, 22 March
Approximate payment date of dividend Monday, 8 April
Assuming an exchange rate of R8.8736/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2013
Last date to trade and to register GhDSs cum dividend Friday, 8 March
GhDSs trade ex-dividend
Monday, 11 March
Record date
Friday, 15 March
Approximate payment date of dividend
Monday, 2 April
Assuming an exchange rate of R1/0.21411¢, which is subject to a 15% South African withholding tax, the dividend payable per share is equivalent to 0.1071 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the
Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E16, for the quarter and year ended 31 December 2012 of 25 South
African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings
(Proprietary) Limited. These dividends will be paid on Thursday, 28 March 2013.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman
Chief Executive Officer
18 February 2013

Non-GAAP disclosure
A
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (note 8)
109
178 289 1,145 1,484
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts
(25)
61 - 35 1
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 7)
7
(17) - (10) -
Fair value adjustment on option component of convertible bonds
(17)
2 15 (83) (84)
Fair value adjustment on mandatory convertible bonds
(65)
11 (9) (162) (104)
Adjusted headline earnings
7
235 295 924 1,297
Adjusted headline earnings per ordinary share (cents)
(1)
2
61 76 239 336
(1) Calculated on the basic weighted average number of ordinary shares.
B
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
(1)
Gross profit
394
512 682 2,256 2,623
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts
(25)
61
-
35
1
Adjusted gross profit
(1)
369
573 682
2,292
2,624
(1) Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
C
Price received
Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,398
1,629 1,779 6,353 6,570
Adjusted for non-controlling interests
(19)
(19) (47)
(135) (177)
1,379
1,610 1,732 6,218 6,393
Realised loss on other commodity contracts
5
5
-
10
-
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
103
80
110
351
392
Attributable gold income including realised non-hedge
derivatives
1,487
1,695
1,842
6,579
6,785
Attributable gold sold - oz (000)
865
1,029 1,094 3,953 4,305
Revenue price per unit - $/oz
1,718
1,648
1,684
1,664
1,576
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings
Quarter ended
US Dollar million
Quarter ended
US Dollar million / Imperial
Year ended
Year ended
Quarter ended
Year ended
Adjusted gross profit

Dec
Sep
Dec
Dec
Dec
2012
2012
2011
2012
2011
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
Total costs
Total cash costs (note 3)
819
867 796 3,270 3,028
Adjusted for non-controlling interests and non-gold producing companies
(14)
(26) (13) (95) (99)
Associates and equity accounted joint ventures' share of total cash costs
62
51 64 223 221
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
867
892 847 3,398 3,150
Retrenchment costs (note 3)
2
2 4 10 15
Rehabilitation and other non-cash costs (note 3)
16
16 157 67 229
Amortisation of tangible assets (note 3)
206
202 203 793 768
Amortisation of intangible assets (note 3)
1
1 1 5 2
Adjusted for non-controlling interests and non-gold producing companies
(12)
(3) (34) (31) (64)
Associates and equity accounted joint ventures' share of production costs
2
3 6 8 12
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,082
1,113
1,184
4,250 4,112
Gold produced - oz (000)
859
1,030 1,112 3,944 4,329
Total cash cost per unit - $/oz
(1)
1,009
866 762 862 728
Total production cost per unit - $/oz
1,259
1,081
1,065
1,078 950
E
EBITDA
Operating profit
(217)
305 672 1,127 2,202
Amortisation of tangible assets (note 3)
206
202 203 793 768
Amortisation of intangible assets (note 3)
1
1 1 5 2
Impairment (reversal) and derecognition of tangible assets (note 5)
354
1 (134) 356 (120)
Impairment reversal of intangible assets (note 5)
-
- - (10) -
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(25)
61 - 35 1
Share of associates' EBITDA
15
16 33 74 137
Impairment of investments (note 5)
12
3 3 16 21
Net loss on disposal and derecognition of assets (note 5)
1
7 5 15 8
Profit on disposal of subsidiary ISS International Limited (note 5)
-
- - - (2)
Profit on disposal of subsidiary Rand Refinery Limited (note 5)
(14)
- - (14) -
Insurance claim recovery of capital items (note 5)
-
- (3) - (3)
333
597 780 2,397 3,014
F
Interest cover
EBITDA (note D)
333
597 780 2,397 3,014
Finance costs (note 6)
47
50 34 167 141
Capitalised finance costs
4
4 2 12 3
51
54 36
179 144
Interest cover - times
7
11 22 13 21
As at
As at
As at
Dec
Sep
Dec
2012
2012
2011
Unaudited
Unaudited
Unaudited
G
Net asset value - cents per share
Total equity
5,469
5,742 5,166
Mandatory convertible bonds
588
656 760
6,057
6,398 5,926
Number of ordinary shares in issue - million (note 9)
385
386 385
Net asset value - cents per share
1,573
1,659 1,540
Total equity
5,469
5,742 5,166
Mandatory convertible bonds
588
656 760
Intangible assets
(315)
(289)
(210)
5,742
6,109
5,716
Number of ordinary shares in issue - million (note 9)
385
386 385
Net tangible asset value - cents per share
1,492
1,584
1,485
H
Net debt
Borrowings - long-term portion
2,724
2,708 1,698
Borrowings - short-term portion
271
57 30
Total borrowings
(1)
2,995
2,765 1,728
Corporate office lease
(31)
(32) (33)
Unamortised portion of the convertible and rated bonds
53
52 85
Cash restricted for use
(64)
(93) (58)
Cash and cash equivalents
(892)
(1,123)
(1,112)
Net debt excluding mandatory convertible bonds
2,061
1,569
610
Rounding of figures may result in computational discrepancies.
(1)
Borrowings exclude the mandatory convertible bonds (note G).
Quarter ended
US Dollar million / Imperial
Year ended
US Dollar million
(1)
The total cash cost of $1,009/oz for the December 2012 quarter includes $157/oz relating to the impact of the strike in South Africa.
For the year, the cash cost of $862/oz includes $33/oz for the impact of the strike.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
124 - - - 124
Mined - 000 tonnes 760 434 482 788 2,464
Milled / Treated - 000 tonnes 715 464 433 811 2,423
Recovered grade - oz/ton 0.175 0.146 0.080 0.167 0.150
- g/tonne 5.99 5.01 2.74 5.74 5.14
Gold produced - oz (000) 138 75 38 150 400
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 5,415 61 - - 5,476
Recovered grade - oz/ton 0.006 0.019 - - 0.006
- g/tonne 0.19 0.65 - - 0.20
Gold produced - oz (000) 34 1 - - 35
OPEN-PIT OPERATION
Volume mined - 000 bcm - 15,544 1,898 - 17,442
Mined - 000 tonnes - 37,316 4,424 6,658 48,398
Treated - 000 tonnes - 6,311 350 259 6,920
Stripping ratio - ratio - 4.37 162.66 21.09 5.65
Recovered grade - oz/ton - 0.042 0.044 0.150 0.046
- g/tonne - 1.43 1.50 5.15 1.57
Gold produced - oz (000) - 290 17 43 349
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,842 - 15,488 17,330
Placed - 000 tonnes - 277 - 5,345 5,621
Stripping ratio - ratio - 6.08 - 2.11 2.31
Recovered grade - oz/ton - 0.054 - 0.012 0.014
- g/tonne - 1.87 - 0.41 0.49
Gold placed - oz (000) - 17 - 71 88
Gold produced - oz (000) - 10 - 65 75
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 2.32 10.67 38.54 16.40 6.81
TOTAL
OPERATING RESULTS
QUARTER ENDED DECEMBER 2012
Subsidiaries' gold produced - oz (000) 171 319 55 258 802
Joint ventures' gold produced - oz (000) - 57 - - 57
Attributable gold produced - oz (000) 171 376 55 258 859
Minority gold produced - oz (000) - 11 - 4 16
Subsidiaries' gold sold - oz (000) 202 309 55 240 805
Joint ventures' gold sold - oz (000) - 60 - - 60
Attributable gold sold - oz (000) 202 369 55 240 865
Minority gold sold - oz (000) - 10 - 4 14
Spot price - $/oz 1,717 1,717 1,717 1,717 1,717
Price received - $/oz sold 1,721 1,720 1,719 1,712 1,718
Total cash costs - $/oz produced 1,166 1,070 1,462 720 1,009
Total production costs - $/oz produced 1,298 1,398 1,688 935 1,259
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 344 651 94 413 - 1,501 (103) 1,398
Cash costs (253) (415) (81) (227) 19 (956) 63 (894)
By-products revenue 54 1 - 20 - 75 - 75
Total cash costs (200) (413) (80) (207) 19 (881) 62 (819)
Retrenchment costs (1) - - (1) - (2) - (2)
Rehabilitation and other non-cash costs 49 (50) (2) (12) - (15) (2) (16)
Amortisation of assets (71) (75) (11) (51) (2) (210) 3 (207)
Total production costs (222) (539) (93) (270) 17 (1,108) 64 (1,044)
Inventory change (29) 12 (1) 28 - 11 4 15
Cost of sales (251) (527) (94) (242) 17 (1,097) 68 (1,029)
Adjusted gross profit (loss)
92
124
-
171
17
404
(35)
369
Unrealised non-hedge derivatives and other
commodity contracts
25 - - - - 25 - 25
Gross profit (loss)
117
124
-
171
17
429
(35)
394
Corporate and other costs (3) (3) - (15) (63) (86) - (86)
Exploration and evaluation costs (4) (50) (23) (43) (6) (126) 2 (124)
Intercompany transactions - (24) (3) (1) 27 - - -
Special items (50) (352) 4 (18) 15 (401) (1) (402)
Operating profit (loss)
61
(305)
(22)
95
(11)
(182)
(35)
(217)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (4) 1 3 33 31 (3) 27
Exchange gain (loss) - (2) 1 (4) 5 (1) - 1
Share of equity accounted investments profit - (2) - (24) (46) (73) 29 (44)
Profit (loss) before taxation 59 (313) (21) 70 (20) (226) (8) (234)
Taxation (8) 76 8 (37) 3 43 8 51
Profit (loss) for the period
51
(237)
(13)
33
(17)
(182)
-
(182)
Equity shareholders 51 (234) (13) 31 (23) (188) - (188)
Non-controlling interests - (3) - 2 6 6 - 5
Operating profit (loss) 61 (305) (22) 95 (11) (182) (35) (217)
Unrealised non-hedge derivatives and other
commodity contracts
(25) - - - - (25) - (25)
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 24 3 1 (27) - - -
Special items 51 320 - 1 (16) 356 (3) 353 Special items 51 320 - 1 (16) 356 (3) 353
Share of associates' EBIT - - - (24) (2) (26) 38 11
EBIT
87
39
(19)
72
(56)
122
-
122
Amortisation of assets 71 75 11 51 2 210 (3) 207
Share of associates' amortisation - - - - - - 3 3
EBITDA
158
115
(9)
123
(54)
333
-
333
Profit (loss) attributable to equity shareholders 51 (234) (13) 31 (23) (188) - (188)
Special items 51 320 - 1 (16) 356 (3) 353
Share of associates' special items - 2 - - 44 47 3 50
Taxation on items above (14) (92) - - - (106) - (106)
Headline earnings (loss)
88
(4)
(13)
32
5
109
-
109
Unrealised non-hedge derivatives and other
commodity contracts
(25) - - - - (25) - (25)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
7 - - - - 7 - 7
Fair value adjustment on option component
of convertible bonds
- - - - (17) (17) - (17)
Fair value adjustment on mandatory
convertible bonds
- - - - (65) (65) - (65)
Adjusted headline earnings (loss)
70
(4)
(13)
32
(77)
7
-
7
Ore reserve development capital 46 11 3 23 - 83 - 83
Stay-in-business capital 80 83 10 78 2 253 (2) 251
Project capital 61 186 166 56 - 469 (140) 329
Total capital expenditure
187
280
178
157
2
804
(142)
662
Capitalised leased assets (11)
Expenditures on intangible assets (28)
Capital expenditure per statement of cash flows
623
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
237 - - - 237
Mined - 000 tonnes 1,480 386 417 650 2,932
Milled / Treated - 000 tonnes 1,309 429 541 749 3,028
Recovered grade - oz/ton 0.221 0.124 0.057 0.146 0.160
- g/tonne 7.58 4.26 1.97 5.00 5.47
Gold produced - oz (000) 319 59 34 120 533
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 6,687 36 - - 6,722
Recovered grade - oz/ton 0.007 0.025 - - 0.007
- g/tonne 0.25 0.85 - - 0.25
Gold produced - oz (000) 54 1 - - 55
OPEN-PIT OPERATION
Volume mined - 000 bcm - 11,661 1,369 - 13,030
Mined - 000 tonnes - 27,865 3,312 6,244 37,421
Treated - 000 tonnes - 6,151 293 268 6,712
Stripping ratio - ratio - 4.12 16.66 19.05 5.29
Recovered grade - oz/ton - 0.043 0.091 0.154 0.049
- g/tonne - 1.47 3.12 5.29 1.69
Gold produced - oz (000) - 290 29 46 365
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,078 - 15,110 17,188
Placed - 000 tonnes - 315 - 5,917 6,232
Stripping ratio - ratio - 12.60 - 1.74 2.03
Recovered grade - oz/ton - 0.024 - 0.012 0.013
- g/tonne - 0.83 - 0.42 0.44
Gold placed - oz (000) - 8 - 79 88
Gold produced - oz (000) - 7 - 71 77
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5.07 10.30 45.54 16.34 8.29
TOTAL
OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2012
Subsidiaries' gold produced - oz (000) 373 307 64 237 980
Joint ventures' gold produced - oz (000) - 50 - - 50
Attributable gold produced - oz (000) 373 357 64 237 1,030
Minority gold produced - oz (000) - 11 - 5 15
Subsidiaries' gold sold - oz (000) 370 296 61 253 980
Joint ventures' gold sold - oz (000) - 49 - - 49
Attributable gold sold - oz (000) 370 345 61 253 1,029
Minority gold sold - oz (000) - 10 - 5 15
Spot price - $/oz 1,653 1,653 1,653 1,653 1,653
Price received - $/oz sold 1,652 1,642 1,646 1,652 1,648
Total cash costs - $/oz produced 849 916 937 798 866
Total production costs - $/oz produced 1,082 1,093 1,092 1,051 1,081
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 606 582 101 421 - 1,709 (80) 1,629
Cash costs (318) (338) (60) (237) 7 (946) 51 (895)
By-products revenue 1 1 - 25 1 28 - 28
Total cash costs (317) (337) (60) (212) 8 (918) 51 (867)
Retrenchment costs (1) - - (1) - (2) - (2)
Rehabilitation and other non-cash costs (5) (7) - (4) - (16) - (16)
Amortisation of assets (80) (58) (10) (56) (2) (206) 3 (203)
Total production costs (404) (401) (69) (274) 6 (1,142) 54 (1,089)
Inventory change 6 16 5 7 - 34 (2) 32
Cost of sales (398) (385) (64) (267) 6 (1,109) 52 (1,056)
Adjusted gross profit (loss)
207
197
36
154
6
601
(28)
573
Unrealised non-hedge derivatives and other
commodity contracts
(61) - - - - (61) - (61)
Gross profit (loss)
147
197
36
154
6
540
(28)
512
Corporate and other costs (2) (4) - (7) (62) (75) - (75)
Exploration and evaluation costs (3) (30) (24) (42) (9) (108) 2 (107)
Intercompany transactions - (22) (3) (1) 25 - - -
Special items (2) (9) (14) (1) 1 (25) - (25)
Operating profit (loss)
139
132
(4)
104
(39)
331
(27)
305
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (1) (1) - (58) (62) - (61)
Exchange (loss) gain - (5) - (2) 6 (1) 3 1
Share of equity-accounted investments profit - - - (10) (4) (14) 14 -
Profit (loss) before taxation 136 127 (5) 91 (95) 255 (9) 245
Taxation (13) (68) 1 15 (20) (85) 9 (76)
Profit (loss) for the period
124
59
(5)
106
(114)
169
-
169
Equity shareholders 124 62 (5) 104 (117) 168 - 168
Non-controlling interests - (4) - 2 3 1 - 1
Operating profit (loss) 139 132 (4) 104 (39) 331 (27) 305
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Loss on realised other commodity contracts - - - - - - - -
Intercompany transactions - 22 3 1 (25) - - -
Special items 4 7 3 1 (2) 12 12 Special items 4 7 3 1 (2) 12 - 12
Share of associates' EBIT - - - (10) (3) (13) 27 13
EBIT
203
161
2
95
(69)
391
-
391
Amortisation of assets 80 58 10 56 2 206 (3) 203
Share of associates' amortisation - - - - - - 3 3
EBITDA
283
218
12
151
(67)
597
-
597
Profit (loss) attributable to equity shareholders 124 62 (5) 104 (117) 168 - 168
Special items 4 7 3 1 (2) 12 - 12
Share of associates' special items - - - - - - - -
Taxation on items above (1) - (1) - - (2) - (2)
Headline earnings (loss)
126
69
(3)
104
(119)
178
-
178
Unrealised non-hedge derivatives and other
commodity contracts
61 - - - - 61 - 61
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(17) - - - - (17) - (17)
Fair value adjustment on option component of
convertible bonds
- - - - 2 2 - 2
Fair value adjustment on mandatory
convertible bonds
- - - - 11 11 - 11
Adjusted headline earnings (loss)
170
69
(3)
104
(106)
235
-
235
Ore reserve development capital 67 10 3 21 - 102 - 102
Stay-in-business capital 42 81 6 34 17 181 (2) 179
Project capital 52 116 73 21 - 262 (71) 192
Total capital expenditure
161
208
82
77
17
545
(73)
472
Capitalised leased assets -
Expenditures on intangible assets (24)
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
248 - - - 248
Mined - 000 tonnes 1,555 479 321 512 2,867
Milled / Treated - 000 tonnes 1,394 497 356 520 2,768
Recovered grade - oz/ton 0.235 0.146 0.129 0.195 0.198
- g/tonne 8.05 5.01 4.44 6.68 6.78
Gold produced - oz (000) 361 80 51 112 603
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,747 29 - - 2,776
Recovered grade - oz/ton 0.012 0.031 - - 0.012
- g/tonne 0.42 1.06 - - 0.42
Gold produced - oz (000) 37 1 - - 38
OPEN-PIT OPERATION
Volume mined - 000 bcm - 13,874 691 - 14,565
Mined - 000 tonnes - 32,230 1,459 6,618 40,307
Treated - 000 tonnes - 6,122 558 242 6,922
Stripping ratio - ratio - 5.98 4.91 23.00 6.84
Recovered grade - oz/ton - 0.049 0.020 0.167 0.051
- g/tonne - 1.68 0.69 5.73 1.74
Gold produced - oz (000) - 330 12 45 387
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,131 - 14,977 17,107
Placed - 000 tonnes - 304 - 4,586 4,889
Stripping ratio - ratio - 10.86 - 2.51 2.84
Recovered grade - oz/ton - 0.030 - 0.013 0.014
- g/tonne - 1.04 - 0.44 0.47
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 7 - 76 84
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5.71 12.00 42.52 20.09 9.46
TOTAL
OPERATING RESULTS
QUARTER ENDED DECEMBER 2011
Subsidiaries' gold produced - oz (000) 398 356 63 234 1,051
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 398 419 63 234 1,114
Minority gold produced - oz (000) - 11 - 25 36
Subsidiaries' gold sold - oz (000) 398 353 62 217 1,030
Joint ventures' gold sold - oz (000) - 66 - - 66
Attributable gold sold - oz (000) 398 419 62 217 1,096
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,683 1,683 1,683 1,683 1,683
Price received - $/oz sold 1,689 1,680 1,673 1,686 1,684
Total cash costs - $/oz produced 696 799 1,478 612 762
Total production costs - $/oz produced 884 1,220 1,771 895 1,065
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 672 723 103 392 - 1,889 (110) 1,779
Cash costs (299) (349) (94) (185) 17 (909) 64 (845)
By-products revenue 22 3 - 23 1 49 - 49
Total cash costs (277) (346) (94) (161) 18 (860) 64 (796)
Retrenchment costs (2) (2) - (1) - (4) - (4)
Rehabilitation and other non-cash costs 2 (110) (4) (48) - (161) 4 (157)
Amortisation of assets (75) (67) (15) (47) (2) (206) 2 (204)
Total production costs (351) (525) (112) (258) 15 (1,231) 70 (1,161)
Inventory change - 9 - 52 - 62 2 64
Cost of sales (351) (516) (112) (205) 15 (1,169) 72 (1,097)
Adjusted gross profit (loss)
320
207
(9)
186
16
720
(38)
682
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
320
207
(9)
186
16
720
(38)
682
Corporate and other costs (3) (2) (1) (10) (57) (72) - (73)
Exploration and evaluation costs (1) (18) (17) (31) (16) (84) 1 (83)
Intercompany transactions - (17) (3) - 21 - - -
Special items (8) 148 6 1 (2) 146 - 146
Operating profit (loss)
308
317
(24)
146
(39)
709
(37)
672
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 7 3 (2) (41) (34) 3 (31)
Exchange gain (loss) - (7) - (4) - (11) 2 (10)
Share of equity accounted investments profit - (11) - (6) 15 (2) 18 17
Profit (loss) before taxation 307 306 (21) 134 (64) 662 (14) 648
Taxation (122) (107) 5 (29) (7) (259) 14 (246)
Profit (loss) for the period
185
199
(16)
106
(71)
402
-
402
Equity shareholders 185 197 (16) 95 (77) 385 - 385
Non-controlling interests - 2 - 10 5 17 - 17
Operating profit (loss) 308 317 (24) 146 (39) 709 (37) 672
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Intercompany transactions - 17 3 - (21) - - -
Special items 9 (138) 1 (2) 2 (128) - (128)
Sh f i t ' EBIT (6) (1) (7) 37 30 Share of associates' EBIT - - - (6) (1) (7) 37 30
EBIT
318
196
(20)
138
(58)
574
-
574
Amortisation of assets 75 67 15 47 2 206 (2) 204
Share of associates' amortisation - - - - - - 2 2
EBITDA
393
263
(5)
186
(56)
780
-
780
Profit (loss) attributable to equity shareholders 185 197 (16) 95 (77) 385 - 385
Special items 9 (138) 1 (2) 2 (128) - (128)
Share of associates' special items - 11 - - (17) (6) - (6)
Taxation on items above (4) 41 - 1 - 38 - 38
Headline earnings (loss)
191
111
(16)
94
(91)
289
-
289
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - 15 15 - 15
Fair value adjustment on mandatory
convertible bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
191
111
(16)
94
(85)
295
-
295
Ore reserve development capital 58 12 4 17 - 92 - 92
Stay-in-business capital 74 108 9 59 4 254 (7) 247
Project capital 49 32 27 71 - 179 (24) 155
Total capital expenditure
181
152
40
147
5
525
(31)
494
Capitalised leased assets (29)
Expenditures on intangible assets (10)
Capital expenditure per statement of cash flows

Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
754 - - - 754
Mined - 000 tonnes 4,838 1,622 1,459 2,510 10,429
Milled / Treated - 000 tonnes 4,317 1,799 1,444 2,796 10,356
Recovered grade - oz/ton 0.219 0.140 0.076 0.160 0.169
- g/tonne 7.50 4.79 2.60 5.48 5.80
Gold produced - oz (000) 1,041 277 121 492 1,931
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 17,962 326 - - 18,288
Recovered grade - oz/ton 0.009 0.009 - - 0.009
- g/tonne 0.30 0.31 - - 0.30
Gold produced - oz (000) 172 3 - - 175
OPEN-PIT OPERATION
Volume mined - 000 bcm - 56,937 4,559 - 61,496
Mined - 000 tonnes - 135,177 11,403 24,208 170,789
Treated - 000 tonnes - 24,541 1,914 973 27,429
Stripping ratio - ratio - 4.49 8.35 21.12 5.34
Recovered grade - oz/ton - 0.045 0.065 0.165 0.050
- g/tonne - 1.54 2.22 5.66 1.73
Gold produced - oz (000) - 1,212 137 177 1,526
HEAP LEACH OPERATION
Mined - 000 tonnes - 8,277 - 63,248 71,524
Placed - 000 tonnes - 1,090 - 21,951 23,040
Stripping ratio - ratio - 11.96 - 2.02 2.31
Recovered grade - oz/ton - 0.031 - 0.012 0.013
- g/tonne - 1.06 - 0.42 0.45
Gold placed - oz (000) - 37 - 293 330
Gold produced - oz (000) - 29 - 283 312
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 4.19 10.97 43.46 17.47 8.07
TOTAL
OPERATING RESULTS
YEAR ENDED DECEMBER 2012
Subsidiaries' gold produced - oz (000) 1,212 1,311 258 953 3,734
Joint ventures' gold produced - oz (000) - 210 - - 210
Attributable gold produced - oz (000) 1,212 1,521 258 953 3,944
Minority gold produced - oz (000) - 44 - 49 92
Subsidiaries' gold sold - oz (000) 1,214 1,316 257 955 3,742
Joint ventures' gold sold - oz (000) - 211 - - 211
Attributable gold sold - oz (000) 1,214 1,527 257 955 3,953
Minority gold sold - oz (000) - 41 - 51 92
Spot price - $/oz 1,668 1,668 1,668 1,668 1,668
Price received - $/oz sold 1,665 1,664 1,663 1,664 1,664
Total cash costs - $/oz produced 873 905 1,211 683 862
Total production costs - $/oz produced 1,095 1,111 1,358 921 1,078
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2012 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 2,013 2,609 426 1,656 - 6,704 (351) 6,353
Cash costs (1,152) (1,423) (313) (862) 50 (3,700) 224 (3,476)
By-products revenue 94 6 1 106 1 207 (1) 206
Total cash costs (1,058) (1,417) (312) (756) 51 (3,492) 223 (3,270)
Retrenchment costs (6) (1) - (4) - (10) - (10)
Rehabilitation and other non-cash costs 38 (71) (2) (31) - (65) (1) (67)
Amortisation of assets (302) (248) (36) (213) (10) (808) 10 (798)
Total production costs (1,328) (1,736) (350) (1,003) 41 (4,376) 232 (4,145)
Inventory change 2 9 2 69 - 82 1 83
Cost of sales (1,326) (1,727) (348) (934) 41 (4,294) 233 (4,062)
Adjusted gross profit (loss)
687
882
78
722
41
2,410
(118)
2,292
Unrealised non-hedge derivatives and
other commodity contracts
(36) - - - - (35) - (35)
Gross profit (loss)
651
882
78
722
41
2,374
(118)
2,256
Corporate and other costs (9) (12) (1) (41) (269) (331) (1) (332)
Exploration and evaluation costs (11) (123) (85) (149) (33) (401) 5 (395)
Intercompany transactions - (82) (12) (2) 97 - - -
Special items (53) (359) 15 (17) 13 (401) (1) (402)
Operating profit (loss)
579
306
(5)
513
(151)
1,242
(114)
1,127
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(8) (7) - 2 79 66 (2) 64
Exchange (loss) gain - (3) 1 (5) 12 5 3 7
Share of equity accounted investments profit - (2) - (44) (63) (109) 80 (28)
Profit (loss) before taxation 571 293 (4) 466 (123) 1,204 (33) 1,171
Taxation 26 (209) - (156) (16) (354) 33 (321)
Profit (loss) for the period
597
85
(3)
310
(139)
849
-
849
Equity shareholders 597 102 (3) 290 (155) 831 - 831
Non-controlling interests - (17) - 20 16 19 - 19
Operating profit (loss) 579 306 (5) 513 (151) 1,242 (114) 1,127
Unrealised non-hedge derivatives and
other commodity contracts
36 - - - - 35 - 35
Intercompany transactions - 82 12 2 (97) - - -
Special items 59 319 3 2 (17) 365 (3) 362 Special items 59 319 3 2 (17) 365 (3) 362
Share of associates' EBIT - - - (44) (9) (53) 117 64
EBIT
673
707
10
473
(274)
1,589
-
1,589
Amortisation of assets 302 248 36 213 10 808 (10) 798
Share of associates' amortisation - - - - - - 10 10
EBITDA
974
955
46
686
(264)
2,397
-
2,397
Profit (loss) attributable to equity shareholders 597 102 (3) 290 (155) 831 - 831
Special items 59 319 3 2 (17) 365 (3) 362
Share of associates' special items - 2 - - 54 56 3 58
Taxation on items above (16) (90) (1) - - (107) - (106)
Headline earnings (loss)
640
333
(1)
292
(119)
1,145
-
1,145
Unrealised non-hedge derivatives and other
commodity contracts
36 - - - - 35 - 35
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(10) - - - - (10) - (10)
Fair value adjustment on option component
of convertible bonds
- - - - (83) (83) - (83)
Fair value adjustment on mandatory
convertible bonds
- - - - (162) (162) - (162)
Adjusted headline earnings (loss)
665
333
(1)
292
(364)
924
-
924
Ore reserve development capital 233 45 14 76 - 369 - 369
Stay-in-business capital 176 315 26 147 36 699 (8) 692
Project capital 173 430 315 167 - 1,086 (295) 791
Total capital expenditure
583
790
355
390
36
2,154
(303)
1,851
Capitalised leased assets (14)
Expenditures on intangible assets (79)
Capital expenditure per statement of cash flows
1,758
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
1,018 - - - 1,018
Mined - 000 tonnes 6,312 1,842 1,047 2,003 11,204
Milled / Treated - 000 tonnes 5,711 1,977 1,084 2,066 10,838
Recovered grade - oz/ton 0.232 0.141 0.111 0.191 0.195
- g/tonne 7.95 4.82 3.80 6.54 6.69
Gold produced - oz (000) 1,459 306 132 436 2,334
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 10,707 29 - - 10,736
Recovered grade - oz/ton 0.014 0.193 - - 0.014
- g/tonne 0.48 6.62 - - 0.49
Gold produced - oz (000) 164 6 - - 171
OPEN-PIT OPERATION
Volume mined - 000 bcm - 53,537 2,100 - 55,637
Mined - 000 tonnes - 126,725 5,110 26,850 158,686
Treated - 000 tonnes - 23,118 2,470 930 26,518
Stripping ratio - ratio - 4.76 6.04 23.34 5.66
Recovered grade - oz/ton - 0.048 0.042 0.167 0.052
- g/tonne - 1.65 1.44 5.72 1.77
Gold produced - oz (000) - 1,228 114 171 1,513
HEAP LEACH OPERATION
Mined - 000 tonnes - 6,796 - 64,291 71,087
Placed - 000 tonnes - 1,129 - 20,597 21,725
Stripping ratio - ratio - 7.84 - 2.25 2.46
Recovered grade - oz/ton - 0.030 - 0.012 0.013
- g/tonne - 1.05 - 0.41 0.44
Gold placed - oz (000) - 38 - 270 308
Gold produced - oz (000) - 29 - 284 313
PRODUCTIVITY PER EMPLOYEE
Actual - oz/TEC 5.85 11.41 38.93 20.70 9.32
TOTAL
OPERATING RESULTS
YEAR ENDED DECEMBER 2011
Subsidiaries' gold produced - oz (000) 1,624 1,321 246 891 4,082
Joint ventures' gold produced - oz (000) - 249 - - 249
Attributable gold produced - oz (000) 1,624 1,570 246 891 4,331
Minority gold produced - oz (000) - 44 - 83 127
Subsidiaries' gold sold - oz (000) 1,623 1,309 248 878 4,058
Joint ventures' gold sold - oz (000) - 249 - - 249
Attributable gold sold - oz (000) 1,623 1,558 248 878 4,307
Minority gold sold - oz (000) - 46 - 79 125
Spot price - $/oz 1,572 1,572 1,572 1,572 1,572
Price received - $/oz sold 1,578 1,578 1,551 1,576 1,576
Total cash costs - $/oz produced 694 765 1,431 528 728
Total production costs - $/oz produced 910 987 1,622 765 950
Recovered grade calculated using a short ton.
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received 2,561 2,530 385 1,487 - 6,962 (392) 6,570
Cash costs (1,232) (1,247) (353) (678) 37 (3,473) 222 (3,252)
By-products revenue 105 8 1 109 2 225 (1) 224
Total cash costs (1,127) (1,239) (352) (569) 39 (3,248) 221 (3,028)
Retrenchment costs (9) (3) - (3) - (15) - (15)
Rehabilitation and other non-cash costs (4) (131) (5) (94) - (233) 5 (229)
Amortisation of assets (338) (219) (42) (169) (11) (779) 9 (770)
Total production costs (1,477) (1,592) (399) (835) 27 (4,276) 234 (4,042)
Inventory change - - 1 94 - 95 - 96
Cost of sales (1,477) (1,592) (399) (741) 27 (4,181) 234 (3,946)
Adjusted gross profit (loss)
1,083
938
(13)
745
28
2,781
(157)
2,624
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (1) - (1)
Gross profit (loss)
1,083
938
(13)
744
28
2,780
(157)
2,623
Corporate and other costs (11) (9) (3) (43) (238) (304) (1) (305)
Exploration and evaluation costs (2) (69) (55) (112) (45) (284) 5 (279)
Intercompany transactions - (51) (4) (2) 58 - - -
Special items (20) 709 41 4 (570) 163 - 163
Operating profit (loss)
1,051
1,518
(35)
590
(768)
2,355
(153)
2,202
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(5) 6 5 (5) 42 43 1 44
Exchange gain (loss) - (15) - 8 5 (3) 5 2
Share of equity accounted investments
profit (loss)
- (11) - (20) 8 (23) 96 73
Profit (loss) before taxation 1,046 1,498 (31) 573 (713) 2,373 (51) 2,321
Taxation (352) (321) 6 (97) (11) (775) 51 (723)
Profit (loss) for the period
694
1,177
(25)
476
(724)
1,598
-
1,598
Equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Non-controlling interests - 15 - 22 9 46 - 46
Operating profit (loss) 1,051 1,518 (35) 590 (768) 2,355 (153) 2,202
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 1 - 1
Intercompany transactions - 51 4 2 (58) - - -
Special items 23 (677) (3) (3) 564 (96) (96) Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' EBIT - - - (20) (6) (26) 153 127
EBIT
1,074
892
(34)
570
(268)
2,234
-
2,234
Amortisation of assets 338 219 42 169 11 779 (9) 770
Share of associates' amortisation - - - - - - 9 9
EBITDA
1,412
1,111
9
739
(257)
3,014
-
3,014
Profit (loss) attributable to equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' special items - 11 - - (14) (4) - (4)
Taxation on items above (11) 41 1 1 - 32 - 32
Headline earnings (loss)
706
536
(27)
451
(183)
1,484
-
1,484
Unrealised non-hedge derivatives and
other commodity contracts
- - - 2 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bond
- - - - (84) (84) - (84)
Fair value adjustment on mandatory
convertible bond
- - - - (104) (104) - (104)
Adjusted headline earnings (loss)
706
535
(27)
453
(371)
1,297
-
1,297
Ore reserve development capital 262 49 14 65 - 390 - 390
Stay-in-business capital 160 270 15 140 17 603 (11) 592
Project capital 110 101 73 250 - 534 (78) 456
Total capital expenditure
532
420
102
456
17
1,527
(88)
1,439
Capitalised leased assets (30)
Expenditures on intangible assets (16)
Capital expenditure per statement of cash flows
1,393
Rounding of figures may result in computational discrepancies.

Administrative
information
ANGLO
GOLD
ASHANTI
LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: (Shares) AGD
LES : (Dis) AGD
NYSE: AU
ASX: AGG
GhSE (Shares):
AGA
GhSE (GhDS): AAD
JSE Sponsor: UBS (South Africa) (Pty) Ltd
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani~ (Chief Executive Officer)
S Venkatakrishnan*
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
M J Kirkwood
*
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston~
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian
Officers
Group General Counsel and Company
Secretary: Ms M E Sanz Perez
Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com
United Kingdom
Michael Bedford
Telephone: +44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
Jersey
Computershare Investor Services (Jersey)
Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLO GOLD
ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 20, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
Secretary